UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549


                       FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
          ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of
          1934

            KARTING INTERNATIONAL INC. f/k/a
 WorldWide Indoor Karting Inc. f/k/a FilmWorld International, Inc.
       (Name of Small Business Issuer in its charter)


    Nevada				  88-0413454
--------------------------------    ----------------------
    (State or other jurisdiction of     (I.R.S. Employer
 incorporation or organization)      Identification Number)

2251 N. Rampart, Blvd. #323, Las Vegas, Nevada
(Address of principal executive offices)

89128
(Zip code)

Issuer's telephone number:(702) 868-0868

Securities to be registered under section 12(b) of the Act:

Title of Each Class             Name on each exchange on which
to be so registered             each class is to be registered

______________________________________________________________
______________________________________________________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 10,001,000 issued and outstanding as of October 31, 2003.

TABLE OF CONTENTS
							Page
Part I                                                        2
Item 1.  Description of Business                              2
Item 2.  Management's Discussion and Analysis or Plan of
         Operation                                            4
Item 3.  Description of Property                              5
Item 4.  Security Ownership of Management and Others and
         Certain Security Holders                             5
Item 5.  Directors, Executives, Officers and Significant
         Employees                                            6
Item 6.  Executive Compensation                               9
Item 7.  Certain Relationships and Related Transactions      10

Part II                                                      10
Item 1.  Legal Proceedings                                   10
Item 2.  Market for Common Equity and Related Stockholder
         Matters                                             11
Item 3.  Recent Sales of Unregistered Securities             11
Item 4.  Description of Securities                           12
Item 5.  Indemnification of Directors and Officers           13

Part F/S                                                     15
Item 1.  Financial Statements                                15

Part III                                                     24
Item 1.  Index to Exhibits                                   24
Item 2.  Description of Exhibits                             26


                              Part I

Item 1.        Description of Business

A.   Business Development and Summary

     Karting International Inc. f/k/a WorldWide Indoor Karting
Inc., f/k/a FilmWorld International, Inc. ("KTGI" or the
"Company"), a Nevada Corporation, was incorporated on June 16,
1924.

     On October 22, 2003, KTGI acquired 100% of the outstanding shares of The Kart Store Inc. On October 22, 2003, KTGI acquired
100% of the ownership interest in FASTRAXX LAS VEGAS INDOOR
KARTING, LLC.


B.   Business of Issuer

(1)  Principal Products and Services and Principal Markets

KTGI's business is the design, construction and management of indoor kart racing entertainment facilities.

KTGI is a developmental stage company and its initial and subsequent revenues will be primarily dependent upon the Company's ability to effectively and efficiently market its products and services.

On October 22, 2003, Karting International Inc. acquired 100% ownership of Fastraxx Las Vegas Indoor Karting LLC, which holds a long term lease for approximately 100,000 square feet on the retail mall of the Stratosphere Hotel & Casino on the Las Vegas Strip. The design of this first Karting International facility has been completed and the permitting phase has begun. Construction build out has been scheduled to start in January/February 2004.

On October 22, 2003, Karting International Inc. also acquired
100% ownership of The Kart Store Inc., which is negotiating the rights for the exclusive North American rights to sell, assemble and manufacture Bowman Karts (UK) products.

In late October, 2003, Karting International Inc. initiated negotiations with Super Sport International, a leading manufacturer of electronic timing systems, for North American sales and distribution exclusivity.

In addition to becoming an outstanding, successful indoor kart racing entertainment facility in the World, the Fastraxx facilty at the Stratosphere Hotel and Casino can become a large showroom for indoor karting facilities and kart racing components.


Realization of KTGI's sales during the fiscal year ending December 31, 2004, is vital to its plan of operations. Management believes that, based upon the company's personnel and its marketing plan, that the Company will be able to compete successfully and that the competitive pressures the Company may face will not have a material adverse effect on the Company's business results of operations and financial condition.

(2) As of October 31, 2003, the Company has not yet generated any revenues. The Company expects to generate revenues beginning in the first quarter of 2004.

(3) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(4) Management believes that the Company's future growth and success will be largely dependent on its ability to develop the marketplace. The Company believes that the long-term success of its operations will result due to the substantial research and development already conducted and the Company's marketing expertise.

     The Company incurred research and development costs through October 31, 2003 amounting to $806,038.00.

(5) Management does not anticipate any significant changes in the number of employees over the next approximately three (3) months.

B.   Segment Data

     As of October 31, 2003, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

	The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements contained in this registration statement.

PLAN OF OPERATION

OVERVIEW

	Karting International Inc.'s business is the design, build out and management of indoor kart racing entertainment facilities. The Company's initial project is creation of the "Fastraxx at the Strat" facilty in Las Vegas, Nevada. The Company has already acquired a lease for this facility and has obtained initial design plans for the facility. The Company's plans for the next 12 months involve raising capital for construction of the facility, beginning and completing such construction and beginning actual operations of the facility. In addition, through its acquisition of the The Kart Store Inc., the Company will exclusively sell and distribute to the North American marketplace products of Bowman Leisure Karts Ltd., a UK company.
Bowman Leisure Karts manufactures the racing karts, which will be used at the Company's facilities.

CASH REQUIREMENTS

	The Company plans to offer up to 7,500,000 shares of its common stock for sale to the public via private placement memoranda to raise $10,000,000.00. This amount is required to allow the build out of the "Fastraxx at the Strat" entertainment facility, begin operations of The Kart Store Inc. and reserves. Once open, "Fastraxx at the Strat" should produce enough revenue to be self-sustaining. The Kart Store Inc. will be self-sustaining upon completion of its first sales.

	During phase one of the capital raise, Karting International Inc. intends to raise $1,000,000.00 to take care of its immediate pre-developmental needs.

	Phase two will require an additional $9,000,000.00 through a capital raise to complete the build out of "Fastraxx at the Strat" and launch The Kart Store Inc.'s activities.

	The Company anticipates that both phases will be completed in the 12-month period following this registration statement.

PRODUCT RESEARCH AND DEVELOPMENT

	The research required for the first Karting International Inc. facility has already been done. The development consists of building out the facility, marketing the facility as a viable venue and operating the facility.

	Likewise, research leading to the acquisition of The Kart Store Inc. has been done and the development phase will consist of marketing the products and services.

	Future research and development will be devoted to expansion.

EXPECTED PURCHASES OF PLANT AND EQUIPMENT

	The Company plans to spend approximately $7,000,000.00 on the development of "Fastraxx at the Strat" facility. This will include the purchase of all equipment necessary to operate the indoor kart racing track.

	Additionally, approximately $300,000.00 will be spent on the development of The Kart Store.

EXPECTED CHANGES IN THE NUMBER OF EMPLOYEES

	Over the next six months the number of employees will rise. "Fastraxx at the Strat" expects to have approximately 75 full and part-time employees. The Kart Store Inc. will have 3-4 employees within the next six months.


ITEMS AFFECTING COMPARABILITY

	Karting International Inc. has not yet had any revenues. There is no comparability at this time.


Item 3.        Description of Property

A.   Description of Property

     The Company's corporate headquarters are located at 2251 N.
Rampart Blvd, Las Vegas, Nevada 89128. There are no additional facilities of the corporation.

B.   Investment Policies

     Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.	Security Ownership of Management and Certain Security
Holders

A.	Security Ownership of Management and Certain
Beneficial Owners

           The following table sets forth information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each Director, (ii) each Executive Officer, (iii) the Directors and Officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

5% SHAREHOLDERS
                                                 Amount
Title  Name and Address                         of shares Percent
Of     of Beneficial                            held by      of
Class  Owner of Shares         Position           Owner     Class
------ -----------------      --------------   --------    ------
Common Fastraxx Holding Corp.		      7,600,000    78.0%
	 2251 N. Rampart Blvd.
	 Suite 323
	 Las Vegas, Nevada 89128


SECURITY OWNERSHIP OF MANAGEMENT
                                               Amount
Title  Name and Address                       of shares   Percent
Of     of Beneficial                          held by        of
Class  Owner of Shares       Position          Owner       Class
------ -----------------     ---------------  ---------   -------
Common Paul Gastwirth        President and      3,750,000   37.5%
       2251 N. Rampart,      Chairman of the
       Suite 323             Board
       Las Vegas, NV 89128

Common Geoffrey Levy         Secretary and      3,950,000   39.5%
       2251 N. Rampart,      Director
       Suite 323
       Las Vegas, NV 89128

Common Joseph Spada          Treasurer and         50,000    0.5%
       2251 N. Rampart,      Director
       Suite 323
       Las Vegas, NV 89128

Common Peter Rankin          Director              50,000    0.5%
       2251 N. Rampart,
       Suite 323
       Las Vegas, NV 89128

       Officers and Directors                 	7,600,000   75.9%
       as a group


B.          Persons Sharing Ownership of Control of Shares

     No person other than Paul Gastwirth and Geoffrey Levy owns or shares the power to vote ten percent (10%) or more of the Company's securities. Mr. Gastwirth and Mr. Levy own 100% of
Fastraxx Holding Corp., a private Nevada corporation.

C.        Non-voting Securities and Principal Holders Thereof

     The Company has not issued any non-voting securities.

D.   	    Options, Warrants and Rights

     There are no options, warrants or rights to purchase securities of the Company.

E.   	    Parents of the Issuer

     Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A.	Directors, Executive Officers and Significant Employees

     The names, ages and positions of the Company's Directors and Executive Officers are as follows:

OFFICER AND DIRECTOR LIST

Name                Age       Position
------------------- ---       ------------------------------
Paul Gastwirth      62        President and Chairman of the Board

Geoffrey Levy       48        Secretary and Director

Joseph Spada        60        Treasurer and Director

Peter Rankin	    39		Director


B.	Work Experience

Paul Gastwirth, President, CEO and Chairman Mr. Gastwirth has been involved in the financial sectors for the past 32 years providing financial solutions and advise to international clients.

Mr. Gastwirth was the CEO of Kommar International Corp. (Hong
Kong) where he led the company from its inception to a $100,000,000 per year revenue commodity marketing company while employing only 35 people (1970-1985). During ensuing years he was an asset management consultant to clients throughout the world. Most recently, Mr. Gastwirth has been the President and CEO of Independent Global Financial Services Ltd., a company specializing in asset rentals and enhanced credit facilities for individuals and companies worldwide.

Peter J. Rankin, Vice President, Director of Operations, Director
 Mr. Rankin recently resigned as the General Manager of The
Raceway, London, a large and successful indoor karting facility in the UK.

Since 1997 his responsibilities included hiring of staff, event design and implementation, client liaison for corporate events, design & implementation of track timing systems, design of annually changed track layout, health & safety co-ordination, training of all staff (re-fueling, marshalling, race controlling and hosting events), management of staff shifts and salaries, liaison between booking office and all other track staff, All "IT" for the company, liaison with workshops regarding all matters to do with karts, implementing (with Head Engineer) a maintenance program for karts.


Mr. Rankin regularly hosts and manages events at The Raceway for leading institutions such as Goldman Sachs, Lehman Brothers, Reuters, KPMG and Morgan Stanley as well as for many charitable groups in the UK. His current practical duties include co-ordination of the three different departments (Sales, Event Management, Engineering), Human Resource Management and all IT matters, including Website updates, database management and marketing through the Internet as well as all day-to-day activities of the track, conference room and bar.

Prior to joining The Raceway, Peter managed and created sales for Phoenix Karting in the UK for 4 years. Throughout his career he has been involved in creating timing systems, IT and professional kart racing.

Geoffrey Levy, Secretary, Director Mr. Levy has spent his business life marketing precious metals and gems internationally to commercial accounts which he personally developed.

Mr. Levy traveled to Southern Africa, Israel, Europe and the Far East while engaged in the wholesale diamond business for over 15 years. For the past 10 years he has been the leading dealer worldwide in the Australian pearl business, purchasing yearly crops from Australian pearl farmers and selling them to upscale wholesalers and retailers throughout the world.

Joseph Spada, Treasurer, Director of Finance & Administration,
Director Mr. Spada is a finance and operations professional with an MBA and over 20 years diverse experience.

Mr. Spada possesses money management skills and expertise in general management including computerization, material control, personnel, and production and customer relations.

Joe has been the Finance Director for Sprint, VP of Finance for Balkancar North America, Senior VP of Finance and Administration for National Theme Productions and VP of Administration and
Finance for Trihawk, Inc., a Harley-Davidson subsidiary.


C.	Family Relationships

      None

D.	Involvement on Certain Material Legal Proceedings During
the Last Five Years

(1) No Director, Officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No Director, Officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No Director, Officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.        Executive Compensation

Remuneration of Directors and Executive Officers

      The Company currently has employment agreements with its Executive Officers. All Executive Officers of the Company prior to October 11 2003 have not drawn a formal salary from the Company. Over the next twelve (12) months, however, each Executive Officer is expected to draw the following annual compensation. The Company does not currently have an employee stock option plan.

FUTURE COMPENSATION OF DIRECTORS

                 2004 COMPENSATION OF OFFICERS AND DIRECTORS

(1)  Name of Individual     Capacities in Which        Annual
     or Identity of Group   Remuneration was Recorded  Compensation

     Paul Gastwirth         President, Chairman		 $99,000.00

     Geoffrey Levy          Secretary & Director	 $99,000.00

     Joseph Spada           Treasurer & Director	 $75,000.00

     Peter Rankin	    Director of Operations	 $75,000.00


(2)  Compensation of Officers and Directors

     There were no arrangements pursuant to which any Officer or Director of the Company was compensated for the period from April
16, 2003 to October 31, 2003 for any service provided as an Officer or Director.

Item 7.        Certain Relationships and Related Transactions

      On October 22, 2003, the Board of Directors of FilmWorld International Inc. approved an Agreement of Exchange of Common Stock/Member Ownership with Fastraxx Las Vegas Indoor Karting LLC, a Nevada limited liability company. The Member Manager of Fastraxx Las Vegas Indoor Karting LLC approved the Agreement of Exchange of Member Ownership/Common Stock on the same day. The acquisition was consummated on October 31, 2003. As a result of this Agreement, FilmWorld International Inc. has acquired 100% of the issued and outstanding ownership of Fastraxx Las Vegas Indoor Karting LLC, in exchange for 8,500,000 shares of common stock of FilmWorld
International Inc.   The ownership of Fastraxx Las Vegas Indoor Karting
LLC were held by Fastraxx Holding Corporation wholly owned by Geoffrey Levy and Paul Gastwirth, equally. Mr. Levy and Mr. Gastwirth are Officers and Directors of the Company. The property acquired by FilmWorld International Inc. consists of cash, a long-term lease with the Stratosphere Hotel & Casino, design drawings and build out plans.

	Also, on October 22, 2003, the Board of Directors of FilmWorld International Inc. approved an Agreement of Exchange of Common Stock with The Kart Store Inc., a Nevada corporation a Nevada limited liability company. The Board of Directors of The Kart Store Inc. approved the Agreement of Exchange of Common Stock on the same day. The acquisition was consummated on October 31, 2003. As a result of this Agreement, FilmWorld International Inc. has acquired 100% of the issued and outstanding shares of The Kart Store Inc. in exchange for 500,000 shares of common stock of FilmWorld International Inc. The shares of The Kart Store Inc. were wholly owned by Victor Hollman.

	Prior to the consummation of these Agreements, there were no material relationships between Geoffey Levy, Paul Gastwirth or Victor Hollman and FilmWorld International Inc., its affiliates, Officers, Directors, or associates of its Officers or Directors. Fastraxx Holding Corporation currently controls approximately 74.9% of the outstanding common stock of FilmWorld International Inc., which changed its name to Karting International Inc. on October 22, 2003.

                              Part II

Item 1.        Legal Proceedings

     The Company is not currently involved in any legal proceedings, nor does it have knowledge of any threatened litigation.

Item  2.       Market for Common Equity and Related Stockholder
   Matters

A.   Market Information

(1)   The common stock of the Company is currently not trading.

(2)(i)	There is currently no Common Stock that is subject to
outstanding options or warrants to purchase or securities convertible into, the Company's common stock.

   (ii)	As of October 31, 2002 there were 10,001,000 shares
of the Company's stock issued and outstanding, of which 1,001,000 shares could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.


B.   Holders

     As of October 31 2003, the Company had approximately 100 stockholders of record.

C.   Dividend Policy

     The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D.   Reports to Shareholders

      The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent and Registrar

     The Transfer Agent for the shares of common voting stock of the Company is Nevada Agency and Trust Company, Reno, NV.

Item 3.        Recent Sale of Unregistered Securities

     		   On October 22, 2003, the Company issued 500,000 shares of its common stock to Victor Hollman in connection with the acquisition of the Kart Store, Inc. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

On October 22, 2003, the Company issued 8,500,000 shares of its common stock in connection with the Company's acquisition of Fastraxx Las Vegas Indoor Karting, LLC. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. Shares were issued as follow:

A. Fastraxx Holding Corporation                  7,500,000 shares
B. Lori Levy, ITF Natalie Levy, a minor            100,000 shares
C. Lori Levy, ITF Hannah Levy, a minor             100,000 shares
D. Jueli Gastwirth Garfinkle                       100,000 shares
E. Aric Gastwirth                                  100,000 shares
F. Joseph Spada                                     50,000 shares
G. Peter Rankin                                     50,000 shares
H. Martin Hotz                                     200,000 shares
I. Clive Becker                                    100,000 shares
J. Mark Segal                                       50,000 shares
K. The Ronald J. Harris Revocable Trust             50,000 shares
L. Albo Antennucci                                  50,000 shares
M. Richard Brown                                       50,000
shares


Item 4.        Description of Securities

A.   Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available, therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. 	       Sinking Fund Provisions - no sinking fund provisions
exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer.
The Company has not issued stock options as of the date of this Registration Statement.

(2)  Potential Liabilities of Common Stockholders to State and
Local Authorities

     No material or potential liabilities are anticipated to be imposed on stockholders under State statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than five percent (5%) of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations is established.

B.   Debt Securities

     The Company is not registering any debt securities, nor are any outstanding.

C.   Other Securities To Be Registered

     The Company is not registering any security other than its common stock.

Item 5.        Indemnification of Directors and Officers

     The Bylaws of the Company provide for indemnification of its Directors, Officers and employees as follows: Every Director, Officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a Director, Officer, employee or agent at the time such expenses are incurred, except in such cases wherein the Director, Officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     The Bylaws of the Company further states that the Company shall provide to any person who is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

     The Articles of Incorporation of the Company states that a Director or Officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a Director or Officer, but this Article shall not eliminate or limit the liability of a Director or Officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Director or Officer of the corporation for acts or omissions prior to such repeal or modification.

      The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a Director of the corporation, or who is serving at the request of the corporation as a Director or Officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of Officers and Directors incurred in defending a civil suit or proceeding, must be paid by the corporation as incurred and in advance of the final disposition of the action, suit or proceeding, under receipt of an undertaking by or on behalf of the Director or Officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such Directors, Officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

      Insofar as indemnification for liabilities arising under
the Securities   Act may be permitted to Directors, Officers and
controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:


FASTRAXX LAS VEGAS INDOOR KARTING, LLC, THE KART STORE INC.,
AND KARTING INTERNATIONAL, INC.

(Development Stage Companies)

COMBINING AUDITED FINANCIAL STATEMENTS

OCTOBER 31, 2003


CONTENTS


INDEPENDENT AUDITORS' REPORT

COMBINING FINANCIAL STATEMENTS:

Combining Balance Sheets 	1

Combining Statements of Income and Accumulated Deficit 	2

Combining Statements of Cash Flows	3


NOTES TO COMBINING FINANCIAL STATEMENTS	4-7


INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Fastraxx Las Vegas Indoor Karting, LLC, The Kart Store, Inc., and Karting International, Inc.

We have audited the accompanying combining balance sheets of Fastraxx Las Vegas Indoor Karting, LLC (a Nevada Limited Liability Company), The Kart Store, Inc. (a Nevada Corporation), and Karting International, Inc. (a Nevada Corporation) (Development Stage Companies) as of October 31, 2003 and the related combining statements of income and accumulated deficit, and cash flows from the three respective inception dates to October 31, 2003. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fastraxx Las Vegas Indoor Karting, LLC, The Kart Store, Inc., and Karting International, Inc. as of October 31, 2003, and the result of its operations and its cash flows from the three respective inception dates to October 31, 2003 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Companies will continue as a going concern. As disclosed in Note 5, certain conditions indicate that the Companies may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Companies be unable to continue as a going concern.


						Chavez & Koch, CPA's

November 4, 2003
Henderson, Nevada







KARTING INTERNATIONAL, INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET
AS OF OCTOBER 31, 2003, DECEMBER 31, 2002, 2001 AND 2000


				10/31/2003	2002	2001		2000


ASSETS

CURRENT ASSETS

    Cash		 	$15,137 	 $-	 $-   		 $-

      Total current assets	 15,137		 -   	 -   		 -



FIXED ASSETS
    Construction in progress 	190,160 	 -  	 -   		 -


	Total assets	      $205,297 	       $-  	$-   		$-


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
	Accounts payable     $632,872 	       $-   	$-   	       $-
	Credit card payable     7,091 	        -        -   	        -
	Salaries payable      147,875           - 	 -   		 -
	Accrued expenses       18,200 		- 	 -   		 -
	Total current
  liabilities		      806,038 		 -	 -   		 -

	Total liabilities     806,038 		 -	 -   		 -

STOCKHOLDERS' EQUITY
  Common stock, $.001 par
  value, 100,000,000
  authorized 10,001,000,
  1,001,000, 1,001,000,
  and 31,001,000 issued
  and outstanding	         10,001
  Additional paid in capital	269,999 	-	 -   		 -
  Accumulated deficit	       (880,741)	-	 -   		 -
    Total members' equity      (600,741)	-	 -   		 -

    Total liabilities and
    stockholders' equity	$205,297       	$-       $-   		$-





KARTING INTERNATIONAL, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE TEN MONTHS ENDED OCTOBER 31, 2003 AND THE YEARS ENDED
DECEMBER 31, 2002, 2001, 2000


				10/31/03	2002	2001		2000
CASH FLOWS FROM
OPERATING ACTIVITIES
  Net loss		      $(881,231)	$-      $-   		 $-
  Adjustments to reconcile
  net income to net cash
  provided by (used in)
  operating activities:
    Increase (decrease) in:
     Accounts payable		 633,362 	-	 -   		 -
     Credit card payable           7,091 	-	 -   		 -
     Salaries payable	         147,875 	-	 -   		 -
     Accrued expenses	          18,200 	-	 -   		 -
  Net cash provided by
 (used in) operating
  activities	                (74,703)	-	 -   		 -

CASH FLOWS FROM INVESTING ACTIVITIES
  Construction in progress	(190,160)	-	 -   		 -
   Net cash provided by
   (used in) investing
   activities	               (190,160)	-	 -   		 -

CASH FLOWS FROM FINANCING ACTIVITIES
  Member contributions		 280,000 	-	 -   		 -
   Net cash provided by
   (used in) financing
    activities 	                 280,000 	-        -   		 -

   Net increase (decrease)
    for period			 15,137 	-	 -   		 -

   Net cash beginning
    of period		             -   	-	 -   		 -

   Net cash end of
    period		 	$15,137        $-	 $-   		 $-

Supplemental disclosures:
  Interest paid                $-   	       $-	 $-   		 $-
  Taxes paid		       $-   	       $-        $-   		 $-




KARTING INTERNATIONAL, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF INCOME AND ACCUM. DEFICIT
FOR THE TEN MONTHS ENDED OCTOBER 31, 2003 AND THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000



				10/31/03	2002	2001		2000

REVENUES                      $   -   		$ -	$ -   		$ -


EXPENSES
  General and administrative	 732,866 	 -	 -   		 -
  General and administrative,
   related parties		 148,365 	 -	 -   		 -
  Total expenses		 881,231         -	 -   		 -

OPERATING LOSS			(881,231)	 -	 -   		 -


NET LOSS	               (881,231)	 -	 -   		 -

ACCUMULATED DEFICIT,
  beginning of period		     -   	 -	 -   		 -


ACCUMULATED DEFICIT,
  end of period	      $(881,231)	         $-	 $-   		 $-








KARTING INTERNATIONAL, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE THREE YEARS AND TEN MONTHS ENDED OCTOBER 31, 2003



							UNAUDITED

					Additional Accumulated	  Total
				Common	Paid-in    Deficit During Stockholders'
		   Shares	 Stock	Capital	   Dev. Stage	  Equity_____
Balance December
  31, 1999	   3,000,000 	 $-   	 $-        $-  		 	$-

Reverse split
July 21, 2000	  (2,000,000)	  -   	  -   	    -  		 	-

Stock issuance
July 21, 2000	  15,001,000 	  -   	  -         -  		 	-

Stock issuance
August 22, 2000  15,000,000 	  -       -         - 			 -


Balance
December 31,
  2000	         31,001,000 	  - 	 -          - 	    		 -


Retirement of shares
August 22,
  2001          (30,000,000)	  -   	 -          -  		        -




Balance December 31,
   2001         1,001,000 	 - 	 -   		 -   		 -


Balance December 31,
   2002		 1,001,000 	 -	 -   		 -   		 -


Issued for acquisition
of The Kart Store, Inc.
October 22, 2003  500,000        -	 -   		 -   		 -


Issued for acquisition
of Fastraxx October 22,
 2003           8,500,000    10,001    269,999 	  (880,741)	 (600,741)

Balance October 31,
2003		 10,001,000  $10,001  $269,999 	 $(880,741)	 $(600,741)








NOTE 1  ORGANIZATION AND PURPOSE
Organization and Purpose
Fastraxx Las Vegas Indoor Karting, LLC (a Nevada Limited Liability Company) was organized on July 22, 2002. Fastraxx Las Vegas Indoor Karting, LLC's business purpose is the design, construction and management of indoor cart racing facilities.
The Kart Store, Inc. (a Nevada Corporation) was incorporated on October 16, 2003. The Kart Store, Inc.'s business purpose is to sell carts to indoor cart racing facilities and also the manufacturing and selling and carts to indoor cart racing facilities.
Karting International, Inc. (fka World Wide Indoor Karting, Inc, FilmWorld International, Inc. and Prince Consolidated Mining Company) (a Nevada Corporation) was incorporated on June 16, 1924. Karting International, Inc.'s business purpose is to coordinate the marketing and promotion of Fastraxx Las Vegas Indoor Karting, LLC and The Kart Store, Inc.
NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The policy of the Companies is to prepare their financial statements on the accrual basis of accounting. The fiscal year end for each is December 31.
Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.
Prepaid expenses
The Companies amortize prepaid expenses over a period equivalent to the term of commitment. There were no prepaid expenses for the period ended October 31, 2003.
Fixed Assets
Fixed assets are stated at cost. Ordinary maintenance and repairs are charged to expense as incurred and costs that materially increase the life of the assets are capitalized. As of October 30, 2003, Fastraxx Las Vegas Indoor Karting, LLC had capitalized $190,160 of construction in progress relating to leasehold improvements to be made to the leased building space.
The Kart Store, Inc., and Karting International, Inc. had no capitalized assets as of October 31, 2003.
Revenue

The Companies are in the process of developing and implementing accrual based revenue recognition policies.

Income Taxes

Fastraxx Las Vegas Indoor Karting, LLC:

	Fastraxx Las Vegas Indoor Karting, LLC, with the consent of its members, has elected under the Internal Revenue Code to be a Partnership. In lieu of corporation income taxes, the partners of a partnership are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Kart Store, Inc & Karting International, Inc.:

	Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Companies have no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Companies have no material temporary timing differences that give rise to these tax assets and liabilities. Currently there are no federal income taxes due.

Advertising
Advertising costs are to be expensed when incurred. There were no advertising costs for the period ended October 31, 2003.

NOTE 3  COMMITMENTS AND CONTINGENCIES  FASTRAXX

Fastraxx Las Vegas Indoor Karting, LLC is party to a five-year non-cancelable lease agreement for building space to commence the day on which the business is open to the public. At the end of the five years, the lease is renewable at a 2% increase of minimum lease payments.

Future minimum lease payments on the long-term non-cancelable lease in effect at the date the Company opens for business to the public for each of the next five fiscal years are as follows:




In addition to the minimum lease payments, additional payments are required as a percentage of gross sales ranging from 0% to 12% starting at $3,000,000 in gross sales.

There was no rent expense for the ten months ended October 31, 2003, or from July 22, 2003 (date of inception) to October 31, 2003.

NOTE 4  RELATED PARTY TRANSACTIONS

Fastraxx Las Vegas Indoor Karting, Inc. has accrued salaries payable for the three Officers of the Company. As of October 31, 2003 the Company has accrued $147,875. The salaries are to be paid once the Company has the funds available.

Fastraxx Las Vegas Indoor Karting, Inc. has entered into an agreement with Independent Global Financial Service, Ltd. for consulting fees relating to all necessary services required to establish the indoor karting facility. Independent Global Financial Service, Ltd.'s President is the CEO of FasTraxx Las Vegas Indoor Karting, LLC. The agreement requires payments of $30,000 per month starting November 27, 2001. The Company currently owes $474,600 relating to this agreement. The concept of the Company has been in existence since November 27, 2001. Independent Global Financial Service, Ltd. has been involved in implementing the project and organizing the LLC since November 2001 and all fees from November 27, 2001 to July 22, 2002 (date of organization) relate to the above-mentioned services.

The Kart Store, Inc. has a related party payable to Independent Global Financial Service, Ltd., a company under common control. The payable relates to filing fees paid to the Secretary of State on behalf of The Kart Store, Inc.

NOTE 5  GOING CONCERN

The financial statements of Fastraxx Las Vegas Indoor Karting, LLC, The Kart Store, Inc., and Karting International, Inc. are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Companies have not commenced its planned principal operations, the Companies intend to raise sufficient capital needed to continue operating until their planned principal operations commence. Without realization of additional capital, it would be unlikely for the Companies to continue as a going concern.


Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

INDEX TO EXHIBITS

Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement.

         Not applicable

2.  	Plan of Acquisition, Reorganization, Arrangement,
Liquidation, or Succession.

         Not applicable

3.       Articles of Incorporation & By-Laws.

(a)Articles of Incorporation of the Prince Consolidated
Mining Company filed June 16, 1924.
(b)By-Laws of the Prince Consolidated Mining Company adopted June 16, 1924.
(c)Articles of Incorporation of FilmWorld International
Inc. filed December 31, 1998.
(d)By-Laws of FilmWorld International, Inc. adopted
December 31, 1998.

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

	   Not applicable

11.      Statement Re Computation of Per Share Earnings

Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Un-audited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable
20.      Other Documents or Statements to Security Holders

         None  Not applicable

21.      Subsidiaries of Small Business Issuer

         None  Not applicable

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Not applicable

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Not applicable

99.	   Other

(a)	Merger Agreement between Prince Consolidated
Mining Company and FilmWorld International, Inc.
(b)	Articles of Merger between Prince Consolidated
Mining Company and FilmWorld International, Inc.
(c)	Acquisition Agreement between FilmWorld
International, Inc. and Fastraxx Las Vegas Indoor
Karting, LLC.
(d)	Acquisition Agreement between FilmWorld
International, Inc. and The Kart Store Inc.


Item 2. Description of Exhibits

DESCRIPTION OF EXHIBITS

Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2.	Plan of Acquisition, Reorganization, Arrangement,
Liquidation, or Succession

	   Not applicable

3.       Articles of Incorporation & By-Laws

(a)Articles of Incorporation of the Prince Consolidated
Mining Company filed June 16, 1924.
(b)By-Laws of the Prince Consolidated Mining Company adopted June 16, 1924.
(c)Articles of Incorporation of FilmWorld International
Inc. filed December 31, 1998.
(d)By-Laws of FilmWorld International, Inc. adopted
December 31, 1998.


     Office of
 W. G. Greathouse
Secretary of State

THE STATE OF NEVADA
DEPARTMENT OF STATE

	I, W. G. Greathouse, the duly elected, qualified and acting Secretary of State of the State of Nevada, do hereby certify that the annexed is a true, full and correct transcript of the certified copy of the original Articles of Incorporation of

PRINCE CONSOLIDATED MINING COMPANY

as the same appears on file and record in this office.


	IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office in Carson City, Nevada, this 16th day June, A.D. 1924

					W. G. Greathouse__
					Secretary of State


STATE OF UTAH
EXECUTIVE DEPARTMENT
Secretary of States Office

	I, H. E. CROCKETT, SECRETARY OF STATE OF THE STATE OF UTAH, DO HEREBY CERTIFY THAT the attached is a full, true and correct copy of a certified copy of Articles of Incorporation of

PRINE CONSOLIDATED MIMING COMPANY

AS APPEARS on file IN MY OFFICE

	IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State of Utah this 13th day of June, 1924

					H. E. Crockett____
					Secretary of State

					By Chas. Heiner
				           Deputy



ARTICLES OF INCORPORATION
OF
PRINCE CONSOLIDATED MINING COMPANY

UNITED STATES OF AMERICA, )
STATE OF UTAH		   :  SS.
COUNTY OF SALT LAKE	   )

	We, the undersigned, whose full names and places of residence are:

	J. H. Cornwall			Salt Lake City, Utah.
	H. A. Rich			Salt Lake City, Utah.
	George B. Doyle			Salt Lake City, Utah.
	Mark Reedall			Salt Lake City, Utah.
	H. L. Baldwin			Salt Lake City, Utah.
	Sherman Armstrong		Salt Lake City, Utah.

For the purpose of forming a corporation under and by the virtue of the laws of the State of Utah, and for the purposes and pursuits herein-after stated, do hereby associate ourselves together and agree as follows:

ARTICLE I.

	The name of the corporation hereby formed shall be and is PRINCE CONSOLIDATED MINING COMPANY, and said corporation is organized in Salt Lake City, Salt Lake County, State of Utah.

ARTICLE II.

	This corporation shall exist for one hundred years (100) unless sooner dissolved according to law.

ARTICLE III.

	The business and pursuits of this corporation shall be to search for, prospect and explore ores, minerals and to locate mining claims, grounds or lodes in the United States of America or the territories thereof or in foreign countries, and record the same pursuant to law;
to buy, own, lease and sell tailings and tailings deposits, to mill, concentrate, leach, or otherwise recover the minerals or mineral values therefrom; to bore, drill, prospect and mine for, or otherwise recover, gold, silver, copper, lead, zinc, iron, antimony, tin, asbestos, and all kinds of ores, metals, minerals, and precious stones, oils, gas and coal, and to mill, smelt, convert. Prepare for market and otherwise produce and deal in and with the same, and in products and by-products thereof; to purchase or otherwise acquire, own, exchange, sell, mortgage or otherwise deal in and with minerals and mineral lands of all kinds, also in and with oil, coal and timber lands, water and water rights, and to carry on the business of mining in all of its branches; to construct, build, operate and maintain mills, smelters, concentrates, work-shops, laboratories, power plants and lines, saw mills, stores and warehouses; also to acquire by grant, purchase or otherwise, power sites and any property or privileges from any persons, firms, or from any government, or from any authority, municipal or otherwise and to perform and fulfill any conditions thereof; to buy, build and operate cars, railroads, steam ships and other means of transportation which may be found advantageous or convenient in connection with the general mining business; also to buy, sell and lease real estate, and generally do any and all things which may be necessary, incidental to or convenient in connection with the operation of a general mining, milling, refining and smelting business on its own behalf, or for others; with full power to mortgage and encumber all or any part of the property of said corporation; to borrow, and loan money; to buy, own, hold, sell, encumber, pledge, dispose of or otherwise deal in and with bonds, debentures, notes, and other kinds of evidence of indebtedness, and shares of the capital stock of this or any other corporation or corporations.

ARTICLE IV.

	The principle place of business and general offices of this corporation shall be at Salt Lake City, Salt Lake County, State of Utah, but branch offices may, by order of the stockholders or Board of Directors, be established and maintained at any other place or places in the State of Utah, or within the United States of America.

ARTICLE V.

	The amount of the capital stock of this corporation shall be Three Hundred Thousand (300,000) Dollars, to be divided into Three Million (3,000,000) shares, of the par value of Ten (10) cents per share.

ARTICLE VI.

	All of the said capital stock, to-wit, Three Million (3,000,000) shares of the par value of Ten (10) cents per share, is fully paid up in a manner and form as hereinafter stated, and Three Hundred Thousand (300,000) shares of said stock are subscribed for as follows, to-wit:

		J. H. Cornwall			5,000 shares
		H. A. Rich			5,000	"
		George B. Doyle			5,000	"
		Mark Reedall			5,000	"
		H. L. Baldwin			5,000	"
		Sherman Armstrong		5,000	"
		J. H. Cornwall, Trustee      270,000  "

	The remaining Two Million Seven Hundred Thousand (2,700,000) shares of said capital stock shall remain in the treasury of said corporation as treasury stock, subject to the control of the Board of Directors of this corporation, to be sold or otherwise disposed of by said Board of Directors at such time and in such manner as they may deem to for the best interests of said corporation. All or any part of said treasury stock, or any new shares which from time to time may be created, may be issued by the Board of Directors with any such guarantee or any such right of preference, whether in respect of dividends or of re-payment of capital or both, or any such other special privilege or advantage over any shares previously disposed of, or on such premiums or with such deferred rights, including lack of dividends and want of right of participation in the management of the company as compared with any shares previously issued, or subject to any conditions or provisions, or with or without any such right of voting, and generally on such terms as the Company may from time to time by special resolution of the Board of Directors determine.

ARTICLE VII.

	All of the capital stock of this corporation is fully paid up in the following manner to-wit: By transfer and conveyance to this corporation by Arthur Thomas, B. F. Miller, Jr., and J. H. Cornwall, trustees, of the following described property, lands and premises, situated in Lincoln County, State of Nevada, to-wit:

	Those certain Lode Mining Claims known as:

	Prince, US Lot			58;
	Great Western, U.S.S.		3518;
	California, U.S.S.		3520;
	Gladstone, U.S.S.		3687;
	Davidson, U.S.S.		3671;
	Bullion Belcher No. 1 U.S.S.	3687;
	Bullion Belcher No. 2 U.S.S.	3687;
	Bullion Belcher No. 3 U.S.S.	3687;
	Bullion Belcher No. 4 U.S.S.	3687;
	Bullion Belcher No. 5 U.S.S.	3687;
	Bullion Belcher No. 6 U.S.S.	3687;
	Rosy, U.S.S.			3536;
	Soft Snap, U.S.S.		3536

	Those certain unpatented Lode Mining claims, for a more complete description of which reference is hereby made to their respective notices of location on file as hereinafter set forth in the office of the Recorder of Lincoln County, State of Nevada, to-wit:

	Texas,		recorded in Mining Notices, Book "V", page 322;
	RAB,		recorded in Mining Notices, Book "E-1", page 459;
	RAY,		recorded in Mining Notices, Book "E-1", page 459;
	Foch,		recorded in Mining Notices, Book "F-1, page 251;
	Pershing,	recorded in Mining Notices, Book "F-1", page 252;
	Daisie,		recorded in Mining Notices, Book "E-1", page 460;
	ORA,		recorded in Mining Notices, Book "E-1", page 460;

Dry Valley Land:

Patent No. 1339, 160 A., S1/2 of Se1/4, Sec. 36, T. 1, No., R.68
E.MDB&M
E1/2 of SW1/4, Sec. 28, T.1, N., R. 69 E., MDB&M
Patent No. 1251, 280 A., SW1/4 of SW 1/4, Sec. 28, T. 1 N., R. 69 E.
MDB&M. NW1/4 of NW1/4, Sec. 33, T. 1 N., R. 69 E. MDB&M. NW1/4 of NE1/4
Sec. 32 T. 1 N., R. 69 E. MDB&M.
Patent No. 1251, 280 A. N1/2 of NW1/4, Sec. 32, T. 1 N., R. 69 E.,
MDB&M
SW1/4 of NE1/4, Sec. 31, T. 1 N., R. 69 E. MDB&M.
SE1/4 of NW1/4, Sec. 31, T. 1 N., R. 69 E. MDB&M
Patent No. 1250, 120 A., NE1/4 of NE1/4, Sec. 31, T. 1 N., R. 69 E.
MDB&M. and lots 3 and 4 of SW1/4, Sec. 31, T. 1 N., E. MDB&M
Patent No. 1339, 37 A. Lots 1 and 2, Sec. 6, T. 1 N., R. 69 E. MDB&M Patent No. 5445, 80 A., S1/2 of NE1/4, Sec. 6, T. 1 S., R. 69 E. MDB&M
Patent No. 1339 76 A., Lots 3 & NE1/4 of SW1/4, Sec. 7, T. 1 S., R. 69
E. MDB&M

Bullionville Land:

Patent No. 1619, 120 A., Lot 4, (NW1/4) Sec. 5, T. 2 S., R. 68 E. MDB&M
S1/2 of NW1/4, Sec. 5 T. 2 S., R. 68 E. MDB&M
Patent No. 1887, 40 A., Lot 3, (NW1/4) Sec. 5, T. 2 S., R. 68 E. MDB&M
Patent No. 1252, 80 A., N1/2 of SW1/4, Sec. 5, T. 2 S., R. 68 E. MDB&M.

	Together with the plant, all buildings, and structures, erections and construction now, or hereafter, placed on said lands, and in addition thereto, all machinery, fixtures, appliances. Equipment, implements and appurtenances of every kind and character which are now or may be hereafter at any time situated, lying and being in, on, or about the said plant, premises, and property described herein, and used or provided for use in and about the operations of said plant, mines and properties, and carrying on of the business of the company in the same, whether the same are now owned by said Company or shall hereafter be acquired by it;
	Together with 8.73 miles of standard gauge railroad track, and all sidings running from the mine of the Company on the above described property to the San Pedro, Los Angeles, & Salt Lake Railroad Company's station at Pioche, Nevada;
	Also two 19 by 30, consolidated Type, 2-8-0 oil burning locomotive 8-48 inch drivers, together with tender; together with one round house, track tools, engine and car jacks; one section gang track motor car; also water tanks and surface water systems to all cottages and buildings on the above described property also, electric lighting and telephone lines and equipment thereof; together with office, residences and Boarding house furniture and equipment.
	Also together with all property, rights, privileges, franchises, books, records, accounts, receivable, book accounts, choses in action, equity and equities of redemption, and all other assets heretofore owned by the Prince Consolidated Mining & Smelting Company, a corporation of the State of Nevada, every name, nature and description, legal or equitable, and wheresoever situate, subject, however, to all of the debts, mortgage, Deeds of Trust, obligations, accounts and notes payable and liabilities of every name, nature and description of the said Prince Consolidated Miming & Smelting Company, a corporation of the State of Nevada.

ARTICLE VIII.

	The Officers of this corporation shall be a Board of Directors of five members, three of whom shall constitute a quorum for the transaction and exercise of the corporate powers of this corporation. The Board of Directors shall elect a president, vice-president and Secretary and Treasurer. The president and vise-president must be Directors of the corporation. The offices of Secretary and Treasurer may be held by one person. In addition to the above Officers, the Board of Directors may appoint an Executive Committee of three members, one of whom may be the general manager of said corporation and which said Executive Committee may be given all or part of the powers and duties of the said Board of Directors, to act on behalf of this corporation in the matters and things related to its business when the Board of Directors is not in session, except as herein otherwise provided. To be eligible to any office except that of manager and Secretary and Treasurer, the person hold- the same must be the owner of at least one thousand (1,000) shares of voting stock of this corporation, in his own right, as shown by the books of the corporation.

ARTICLE IX.

	The Board of Directors of this corporation shall be elected at the regular meeting of the voting stockholders, or at a special meeting duly called for such purpose. At any regular or special meeting of the stockholders, each stockholder shall have the right to as many votes as he has shares of voting stock in the corporation, as shown by the books of the corporation, with the right of proxy hereby recognized; and any stockholder duly qualified to hold office, who shall receive a majority of all votes cast at said stockholders meeting shall be declared elected.
	The first annual meeting of stockholders of this corporation shall be held on the second Monday in August in the year 1924, and the Directors and Officers appointed to fill such positions as provided in these Articles of Incorporation shall hold office until the said first annual meeting of stockholders, as hereinafter set forth, and until their successors are duly elected and have qualified. After the said first annual meeting of stockholders, all Directors so elected shall hold office for a period of one (1) year, and until their successors are duly elected and have qualified. Any Director of the corporation, or any other Officer, may be removed by a majority of all of the outstanding stock of the corporation having the right to vote at any regular or special stockholders meeting, duly called to consider the question of such removal.
	Any Officer or Director may resign by handing his resignation, in writing, to the president or Secretary of this corporation, but said resignation shall not be effectual until accepted by the Board of Directors of the corporation.
	Any vacancy in the Board of Directors may be filled by the Board of Directors at any regular or special meeting, in the absence of action by the stockholders at any special or regular meeting, and such Officer so elected by the Board of Directors shall hold his term of office until the next annual meeting of the stockholders, and until his successor has been duly elected and shall have qualified.
	Any failure of the stockholders to hold the regular or special meeting shall not, in any manner, interfere with the tenure of office of any Director of the corporation or abridge any corporate powers of the corporation.
	The Board of Directors shall exercise the corporate powers of this corporation and may meet at such times and at such places within the State of Utah, or elsewhere, as they may agree upon or may designate, and appoint a manager with assistants and superintendent or such other Officers under them as they may agree upon or designate, and may prescribe the duties of any Officer of the corporation, and may enact by-laws for the regulation of the business and Officers of the corporation not inconsistent with these Articles of Incorporation; and the Directors, at any special meeting duly called for the purpose of considering such other action after ten (10) days written notice stating the purpose of such meeting, may sell, mortgage, lease or otherwise encumber any or all property, assets and effects of the corporation upon such terms and at such prices and for such amounts as the Board of Directors may deem for the best interests of the corporation; provided, however, that none of the property of the corporation shall be sold, encumbered, leased or otherwise disposed of, except upon the affirmative vote of four (4) members of the Board of Directors, and this power may not be delegated to any Officer, manager, Executive Committee or other agency of the corporation.

ARTICLE X.

	The annual meeting of the stockholders of this corporation shall be held at its office in Salt Lake City, Utah, on the second Monday in August of each and every year commencing with the year 1924, at the hour of ten o'clock A.M. A majority of the outstanding capital stock having the right to vote, as shown by the books of the company, shall constitute a quorum for the holding of any annual or special stockholders meeting.

ARTICLE XI.

	The capital stock of this corporation shall be transferable only upon the books of the company.

ARTICLE XII.

	Until the first meeting of the stockholders on the second Monday in August, 1924, and until the election and qualifications of their successors, the following named parties hereto shall be Directors or shall hold the offices designated:

	J. H. Cornwall		President and Director
	H. A. Rich		Vice-President and Director
	George B. Doyle		Secretary and Director
	Mark Reedall		Director
	H. L. Baldwin		Director
	Sherman Armstrong	Treasurer

ARTICLE XIII.

	All Officers of this corporation shall be elected by the Board of Directors and they shall have such powers as shall be conferred upon them by these Articles of Incorporation, and by the By-Laws and by resolution of the Board of Directors duly adopted.

ARTICLE XIV.

	The private property of the stockholders of the corporation shall not be liable for the debts and obligations or liabilities of the corporation.

ARTICLE XV.

	The capital stock of this corporation shall be assessable in the manner provided by the laws of the State of Utah for the levying of assessments.

	IN WITNESS WHEREOF, we the said parties hereto, have hereunto set our hands and seals this 29th day of August, A.D. 1923.

					J. H. Cornwall
					H. A. Rich
					George B. Doyle
					H. F. Baldwin
					Mark Reedall
					Sherman Armstrong

STATE OF UTAH,		)
		  	: SS.
County of Salt Lake	)

	J. H. Cornwall, H. A. Rich and George B. Doyle each being duly sworn, deposes and says, each for himself and not one for the other; That he is one of the incorporators named in and who subscribed to the foregoing Article of Incorporation of PRINCE CONSOLIDATED MINING
COMPANY: that the parties to the said agreement have commenced and it is bona fide intention to carry on the business and pursuits as mentioned in said agreement; that each party to said agreement has paid in the amount of his stock subscribed for in the manner stated, and that each of said parties has paid in a sum, in the manner stated, equal to ten per cent (10%) of his stock so subscribed, and that ten per cent (10%) of the capital stock of said corporation has been paid up and paid in by said incorporators; that the total amount of stock subscribed for in the corporation has been fully paid up and paid into the corporation as is provided in the foregoing agreement. Affiants further state that they and each of them are acquainted with the property described in Article VII of the foregoing agreement, and that the said property is of fair cash value and is reasonably worth the sum of Three Hundred Thousand ($300,000.00) Dollars, the amount of the entire capital stock and of the stock subscribed by each of the parties hereto as aforesaid.
				J. H. Cornwall
				H. A. Rich
				George B. Doyle

Subscribed and sworn to before me this 29th day of August, A.D. 1923.

				Preston D. Richards
				Notary Public Salt Lake City, Utah

Commission expires April 6, 1926

ENDORSED No. 10308. Articles of Incorporation of Prince Consolidated Miming Company. Filed in the Clerk's Office, Salt Lake City, Utah, Aug. 29, 1923. Clarence Cowan, County clerk, By Lillian Sperry, Deputy
Clerk.

STATE OF UTAH,		)
		  	: SS.
County of Salt Lake	)
	I, Clarence Cowan, County Clerk, in and for the County of Salt Lake, in the State of Utah, do hereby certify that the foregoing is a full, true and correct copy of the Article of Incorporation and Oath of Incorporators, duly acknowledged, of PRINCE CONSOLIDATED MINING
COMPANY. No. 10308 as appears of record in my office.

		INWITNESS WHEREOF, I have hereunto set my hand and affixed my official seal, this 29th day of August, 1923.

					CLARENCE COWAN, Clerk
					By Lillian Sperry, Deputy Clerk.

STATE OF UTAH,		)
		  	: SS.
County of Salt Lake	)

	I, CLARENCE COWAN, County Clerk in and for the County of Salt Lake, State of Utah, do hereby certify that the Article of Incorporation of PRINCE CONSOLIDATED MINING COMPANY. No. 10308 has duly filed in my office the Agreement of Incorporation, duly acknowledged together with the oath of incorporators and oath of office of each Officer, as required by the Compiled Laws of Utah, 1917.

		IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal, this 29th day of August, 1923

					CLARENCE COWAN, Clerk
					By Lillian Sperry, Deputy Clerk.

Filed and certificate issued on August 31, 1923

					H. E. Crockett,
					Secretary of State.


By-Laws
Of
PRINCE CONSOLIDATED MINING COMPANY


ARTICLE I.

MEETINGS OF STOCKHOLDERS

	Section 1. ANNUAL MEETINGS The annual meeting of stockholders for the election of Directors and the transaction of such other business as may be brought before the meeting shall be held at the principal office of the Company, at Salt Lake City, Utah, at the hour of ten o'clock in the forenoon on the second Monday in August of each year, but the time for holding the annual meeting of the stockholders may be changed at any annual meeting of the stockholders. A failure to hold said or any annual stockholders meeting or any meeting of the stockholders upon the date which it is set shall not forfeit or in any manner interfere with the corporate rights of this corporation, and any such meeting may be held at any subsequent date, by giving notice thereof in the same manner as hereinafter provided for giving notice of special stockholders' meetings.
	No notice need be given of annual stockholders' meetings.

	Section 2. SPECIAL MEETINGS. Special meetings of the stockholders may be called by the President, or by any three Directors, or by any number of the stockholders owning not less than one-third of the capital stock of the Company outstanding.
	Notices of special stockholders' meetings shall be given by personal service of the notice on such stockholder at least five days before the day fixed for the meeting, or by advertisement in some newspaper published in Salt Lake city, Utah, in each issue of the paper for a period of two weeks prior to the date of said meeting, which notice shall specify the time and place of said meeting and briefly indicate the object of the meeting and the nature of the business to be presented thereat.
	With the consent of the holders of all of the shares of the capital stock of the company at the time issued and outstanding, a meeting or meetings of the stockholders may be held at any time without notice, and the stockholders at any meeting so held may exercise any and all powers vested in the stockholders by law or the Articles of Incorporation of this Company, or under these By-Laws, as fully as though such meeting had been called upon notice.

	Section 3. QUORUM At any meeting of the stockholders, the holders of a majority of all the issued and outstanding shares of capital stock of the Company present in person or represented by a duly authorized proxy shall constitute a quorum of the stockholders for all purposes.
	If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at an annual or special meeting of the stockholders, a minority in amount of the issued and outstanding shares of stock represented shares of stock represented in person by the owner or owners thereof, or by duly authorized proxy, may adjourn from time to time without notice other than by announcement at the meeting thus adjourned until holders of the amount of stock requisite to constitute a quorum shall attend and at any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called and noticed.
	At any annual or special meeting of the stockholders at which a quorum is present, any action which is required to be taken by the stockholders may, unless otherwise provided by law, be taken upon consent of the majority in amount of the stock present in person or represented by proxy at such meeting, except, however, that no business may be transacted at such meeting except that which is specified in the notice and call of such special meeting.

	Section 4. ORGANIZATION The President shall call meetings of the stockholders to order and shall act as chairman of such meeting. In his absence, the Vice-President shall act as such chairman, and in the absence of both, any stockholder or the duly authorized proxy of any stockholder may call the meeting to order, and a chairman shall be elected.
	The Secretary of the Company shall act as Secretary at all meetings of the stockholders, but in his absence the chairman of the meeting may appoint any person to act as Secretary of the meeting.

	Section 5. VOTING At any meeting of the stockholders any stockholder holding stock which has been duly paid for and issued, as shown by the books of the Company, shall be entitled to vote in person or by proxy, appointed by instrument in writing, subscribed by such stockholder, and delivered to the inspectors of Election at the meeting; and he shall have one vote for each share of stock standing registered in his name at the time of the closing of the transfer books for said meeting. The votes for Directors, and upon request of any stockholder, the voted upon any questions before the meeting shall be by ballot.
	At each meeting of the stockholders a list of the stockholders, certified by the Secretary or Treasurer, shall be presented, and only the stockholders of record at the time of the closing of the transfer books for such meeting, as evidenced by the list of stockholders so furnished, shall be entitled to vote in person or by proxy on the shares so standing in their names. Prior to any meeting, but subsequent to the time of the closing of the transfer books for such meeting, any holder of proxies may submit his proxies to the Secretary or to the Treasurer for examination. The certificate of the Secretary or of the Treasurer as to the proxies and as to the number of shares represented by the holder of such proxies for the purpose of establishing the presence of a quorum at such meeting and of organizing the same, and for all other purposes.
	A meeting may adjourn from time to time until its business is completed. The time and place to which an adjournment is taken shall be publicly announced at the meeting, and no further notice shall be necessary for the holding of an adjourned meeting.

	Section 6. INSPECTORS OF ELECTION At any meeting of the stockholders, the polls shall be opened and closed, the proxies and ballots shall be received and be taken in charge, and all questions touching the qualifications of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by three inspectors, any two of whom shall be competent to act. Such inspectors shall be appointed by the Board of Directors before the meeting, or if no such appointment shall have been made, then by the presiding Officer at the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse, or be unable to serve, inspectors in place of any so failing, or refusing, or unable to attend, shall be appointed by the chairman in like manner.

ARTICLE II.

DIRECTORS

	Section 1. The business and property of the corporation shall be managed or controlled by a Board of Directors of five members. The said Directors shall be elected by ballot at the annual meeting of the stockholders, or at the adjournment thereof; or, at any special meeting of the stockholders duly called and held for that purpose after the time fixed for the holding of the annual stockholders meeting and no meeting has been held on that date, and shall continue in office until their successors are elected and qualified. Every Director shall be the holder of at least one thousand shares of the capital stock of this corporation.

	Section 2. VACANCIES In case of any vacancy in the Board of Directors through death, resignation, removal or other cause, the remaining Directors may elect a new Director to fill any vacancy and to hold office until the next annual meeting and until his successor is chosen and qualified. In the event of the resignation or removal of all of the Directors of this corporation the stockholders shall forthwith proceed to elect a new Board of Directors. If certain members of the Board of Directors are removed, the stockholders may proceed to elect members of the Board of Directors to fill the vacancies caused by such removals, or vacancies may be filled by the remaining members of the Board of Directors.

	Section 3. MEETINGS OF DIRECTORS   The Board of Directors shall
meet as soon as practicable, and within five days after the annual meeting of shareholders, for the election of the Officers of the Company. The Board may hold such other meetings from time to time as business of the Company may require and, such meetings may be called by the President, Secretary, or any two Directors, at any time. The Secretary shall give at least ten days notice of the time and place of holding any special meeting of the Board of Directors, which notice may be given by serving copy thereof personally on such Director, or by mail post paid, addressed to his last known place of residence.
	Notice of any meeting may be waived by any Director.
	Unless otherwise indicated in the notice thereof, any and all business may be transacted at any meeting of the Board of Directors so called or held at which a quorum of the Board shall be present.

	Section 4. PLACE OF MEETING The principal place of meeting of the Board of Directors of this corporation shall be at the office of the Company in Salt Lake City, Utah. The Board of Directors may, however, hold meetings and transact the business of the Company at such other place or places as may, from time to time, be determined upon the Board of Directors, or a majority thereof.

	Section 5. EXECUTIVE COMMITTEE The Board of Directors may appoint an Executive Committee of not less than three persons from its own members, who shall have immediate control and management of the business and affairs of this corporation, being always under the supervision and control of the Board of Directors, and the Board of Directors may at any time, at regular or special meeting, called for that purpose, remove for due cause any member of the Executive Committee and appoint another Director in his stead.
	The Board of Directors may at its option appoint one of the members of the Executive Committee, General Manager of the business and affairs of the corporation; which general manager, when so appointed, shall have the immediate control and management of the business and affairs of this corporation, subject, however, to the control and direction of the Executive Committee, but always subject to the direction, supervision and control of the Board of Directors.

	Section 6. POWERS OF THE BOARD OF DIRECTORS The Board of Directors shall have full power and authority to make and execute or cause to be made and executed any and all contracts, notes, bonds, mortgages, trust deeds, bill-of-sale, deeds and conveyances, or other instruments in writing that in any manner relate or are incident to or affect the affairs, property, right, Officers, stockholders or business of this corporation; and shall further have full power and authority to bond, lease, mortgage, sell and dispose of any part of the property of this corporation without procuring the consent of the stockholders thereto.
	But they shall not sell and dispose of all the property, business and goodwill of this corporation, or sufficient thereof that will require this corporation to go out of business, unless such proposed sale shall first be confirmed and approved by a majority of all the then issued and outstanding stock of this corporation. And shall not sell, mortgage, lease, or otherwise encumber any or all of the property, assets and effects of the corporation except at a special meeting duly called for the purpose of considering such action after ten days written notice, to each member of the Board of Directors, stating the purpose of such meeting; and shall not sell, encumber, lease or otherwise dispose of any such property except upon the affirmative vote of four members of the Board of Directors. This clause shall not be construed as preventing the Board of Directors or other managing Officers of the corporation from selling and disposing of the products of the mines, mills, concentrating plants, or other appliances or property of the company, in the ordinary course of business of the Company; but shall be construed as a limitation of the powers of the Board of Directors to the extent that they shall not sell, lease or otherwise encumber the property of the Company to the extent that will interfere with or injure the Company in the carrying on of its business as set forth in the Articles of Incorporation of the Company.

ARTICLE III.

OFFICERS

	Section 1. The Officers of this corporation in addition to the Board of Directors as herein stated shall be a President, Secretary, Treasurer and General Manager. The Board of Directors mat also establish the offices of Assistant Secretary and Assistant Treasurer, either or both. The offices of Secretary and Treasurer may be held by one person, and the offices of Assistant Secretary and Assistant Treasurer, if such offices are created, may be held by one person

	Section 2. The Officers, except General Manager, shall be annually elected by the Board of Directors as soon as practicable after the election of Directors, and to that end the Directors elected at any annual or special meeting of the stockholders shall within five days after the election meet for the purposes of electing the Officers of this corporation, and at said meeting shall vote by ballot for the persons to fill the said offices of President, Vice-President, Secretary and Treasurer, and Assistant Secretary and Assistant Treasurer in case such offices are created, and the person receiving the votes of the majority or more of said Directors at said meeting shall be declared elected.

	Section 3. The Manager, subject to control of the Executive Committee and of the Board of Directors, may employ or cause to be employed such persons as he shall deem necessary for the proper management and carrying on of the business and affairs of the company, and all employees, employed by him as such General Manager shall hold their positions at his discretion. He, however, shall have the right to authorize persons in his employ as superintendents or foremen or other administrative office to employ and discharge other employees in their respective department, but, always under the control and direction of the General Manager.

	Section 4. The salary of the General Manager and other Officers shall be fixed by the Board of Directors. The salaries of all other employees shall be fixed by or with the approval of the General
Manager, but shall at all times be subject to the control of the Executive Committee and the Board of Directors.

ARTICLE IV.

PRESIDENT

	Section 1. The President shall have general charge, control and supervision of all business and operations of the Company, but subject to the control of the Board of Directors. He shall preside at all meetings of the stockholders.

	Section 2. The President shall make and execute on behalf of the corporation all contracts, notes, bonds, mortgages, trust deeds, bills-of-sale, deeds of conveyance or other instruments in writing that in any manner relate or are incident to or affect the affairs, property, rights or business of the corporation, but subject, however, at all times to the direction and control of the Executive Committee and the Board of Directors. He shall sign all certificates of stock issued or to be issued by this corporation. And shall do and perform all other acts that are usually performed by Presidents of like corporations.

ARTICLE V.

VICE-PRESIDENT

	Section 1. In the event of the absence or inability of the President to perform his duties, the Vice-President may exercise the powers and perform the duties of the President during such absence or inability, subject to the control of the Board.

ARTICLE VI.

SECRETARY

	Section 1. The Secretary shall keep the corporate seal of the company. He shall keep minutes of all meetings of the Board of Directors and the minutes of all meetings of the stockholders in proper books provided for that purpose. He shall attend to the giving and serving of all notices of the Company; he may sign with the President, or with any other Officer thereto duly authorized, in the name of the Company, all contracts or other instruments authorized by the Board of Directors, and when so ordered by the Board of Directors, shall affix the seal of the Company thereto; he shall have charge of the certificate books, transfer books and stock ledgers and of such other books and papers as the Board of Directors may place in his custody and shall in general perform all duties incident to the office of Secretary, subject to the control of the Board of Directors.

ARTICLE VII.

TREASURER

	The Treasurer shall receive and keep all moneys of the corporation, paid to him by the President, General Manager, Secretary, any other Officer or employee of the corporation or by any other person whomsoever. He shall give receipts for all moneys paid to him, and deposit the same in such banks or other depositories as the Board shall from time to time direct or approve, and disburse the same under the direction of the Board. He may endorse for collection the bills, notes, checks, and other negotiable instruments received by the Company. He may sign with the President or with such other Officers as may be designated by the Board of Directors, bill of exchange and promissory notes of the company. He shall enter regularly in books of the Company to be kept for the purpose, a full and accurate account of all moneys received and paid by him on account of the Company; he shall at all reasonable times, exhibit his books and accounts to any Director of the Company upon application at the office of the Company during business hours and shall perform all other necessary acts and duties in connection with the administration of the financial affairs of the Company, subject to the control of the Board of Directors. When required by the Board, he shall give bond in such sums and such sureties as shall be satisfactory to the Board.

ARTICLE VIII.

GENERAL MANAGER

	The General Manager shall have the general supervision and direction of the conduct of the business of this corporation and of its other employees and shall have direct charge of the business and affairs of the corporation; and, as such General Manager he shall be responsible to and shall receive his directions only from the Board of Directors or the Executive Committee of the Board of Directors. Such Manager may hire and discharge employees, fix the salaries of employees, and perform all such other acts as are necessary, incident or proper to the management and control of the business of this corporation, but always subject to the direction and control of the Executive Committee of the Board of Directors.

ARTICLE IX.

CORPORATE SEAL

	The seal of the company shall be circular in form, with the words "PRINCE CONSOLIDATED MINING COMPANY" on the circumference, and the words and figures "INCORPORATED 1923" in the center, and shall be kept in the custody of the Secretary and be affixed by him to all instruments requiring a seal, or in his absence or inability to act, it may be kept and so affixed by the Assistant Secretary or by such other Officer or person as the Board of Directors may from time to time designate.

ARTICLE X.

CAPITAL STOCK

	Section 1. CERTIFICATES OF STOCK Certificates for shares of the capital stock of the Company shall be in such form, not inconsistent with the certificate of incorporation of the Company.

	Section 2. CLOSING OF TRANSFER BOOKS   The stock transfer books
shall be closed for meetings of the stockholders, and for the payment of dividends, during such periods as from time to time may be affixed by the Board of Directors, and no transfer of stock shall be made during any period so fixed.

ARTICLE XI.

DIVIDENDS

	No dividends shall be declared or paid except from the surplus or profits arising from the business and affairs of this corporation.

ARTICLE XII.

NEGOTIABLE BONDS

	Section 1. Negotiable bonds may be issued by or under the authority of the Board of Directors of this corporation. When so ordered by the Board, such bonds shall be signed by the President or Vice-President, or such other Officer as the Board may from time to time direct, and shall also be countersigned by the Secretary or Treasurer, and by such other Officer as the Board may direct, and shall bear the impression of the seal of this corporation. They shall also require counter-signature of the proper Officers, and such trustee as the Board may direct.

	Section 2. No bonds shall be cancelled or destroyed without an order of the Board, except bonds of a lower denomination, which are exchanged for those of a higher denomination.

ARTICLE XIII.

	The capital stock of this corporation shall be assessable in manner and form as prescribed by the laws of Utah.

ARTICLE XIV.

	The unissued stock of this corporation, otherwise denominated "Treasury Stock" shall be under the control of the Board of Directors and may be sold or otherwise disposed of by them from time to time in such price or prices and upon such terms and conditions as the Board of Directors may from time to time determine upon.

ARTICLE XV.

AMENDMENTS.

 These By-Laws may be altered, amended, or repealed by a vote of the majority of the Board of Directors at any meeting of the Board duly and regularly called to consider the questions of such amendment, alteration or repeal.
	The Articles of Incorporation may be amended from time to time; but only in such manner, and upon such notice as is prescribed by the laws of the State of Utah.






          FILED
   IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
    STATE OF NEVADA
     DEC. 31, 1998
      Dean Heller
   SECRETARY OF STATE
     No. C30986-98

ARTICLES OF INCORPORATION
OF
ALLEGHENY, INC.

	The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

	ARTICLE ONE.	[NAME] The name of the corporations is:

			ALLEGHENY, INC.

	ARTICLE TWO.	[RESIDENT AGENT]	The initial agent for
service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.

	ARTICLE THREE.	[PURPOSES]	The purpose for which the
corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United
States of America, and without limiting the generality of the foregoing, specifically:

	I. [OMNIBUS].	To have to exercise all the powers now or
hereafter conferred by the laws of the State of Nevada upon corporation organized pursuant to ha laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

	II. [CARRYING ON BUSINESS OUTSIDE STATE].	To conduct and
carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

	III. [PURPOSE TO BE CONSTRUED AS POWERS].	The purpose
specified herein shall be construed both as purposes and powers and shall be in on wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

	ARTICLE FOUR.	[CAPITAL STOCK].	The corporation shall have
the authority to issue an aggregate of TWENTY-FIVE THOUSAND (25,000) Common Capital Shares, PAR VALUE ONE DOLLAR ($1.00) per share for a total capitalization of TWENTY-FIVE THOUSAND DOLLARS ($25,000.00).

	The holders of shares of capital stock of the corporation shall not be entitled to pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue.

	The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that such consideration so fixed is not less than par value.

	The stockholders shall not possess cumulative voting rights at all shareholders meetings called for the purpose of electing a Board of Directors.

	ARTICLE FIVE.	[DIRECTORS].	The affairs of the corporation
shall be governed by a Board of Directors of no more then eight (8) nor less than one (1) person. The name and address of the first Board of Directors is:

	NAME				ADDRESS

	Alexander H. Walker, Jr.	50 W. Liberty Street, Suite 880
					Reno, Nevada 89501

	ARTICLE SIX.	[ASSESSMENT OF STOCK]	The capital stock of the
corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid shall ever be assessable or assessed.
	ARTICLE SEVEN.	[INCORPORATOR]. The name and address of the
incorporator of the corporation is as follows:

	NAME				ADDRESS
	Amanda Cardinalli		50 West Liberty Street, Suite 880
					Reno, Nevada 89501

	ARTICLE EIGHT.	[PERIOD OF EXISTENCE].	The period of existence of
the corporation shall be perpetual.

	ARTICLE NINE.	[BY-LAWS].	The initial By-laws of the
corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

	ARTICLE TEN.	[STOCKHOLDERS' MEETINGS].	Meetings of
stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive Officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of Directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

	ARTICLE ELEVEN.	[CONTRACTS OF CORPORATION].	No contract or
other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected on invalidated by the fact that any of the Directors of this corporation are pecuniarily or otherwise interested, or are Directors or Officers of such other corporation. Any Director of this corporation, individually, or any firm of which such Director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any Director of this corporation who is also a Director or Officer of any such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, with like force and effect as if he were not such Director or Officer of such other corporation or not so interested.

	ARTICLE TWELVE. [LIABILTY OF OFFICERS AND DIRECTORS].	No
Director or Officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a Director or Officer, except that this Article Twelve shall not eliminate or limit the liability of a Director or Officer for (i) acts of omission which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

	IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 22nd day of December, 1998.

						/s/Amanda Cardinalli
						Amanda Cardinalli
STATE OF NEVADA		)
			:  SS.
COUNTY OF WASHOE	)

	On the 22nd day of December, 1998, before me, the undersigned, a Notary Public in and for the State of Nevada, personally appeared
AMANDA CARDINALLI, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

	IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

						/s/Margaret A. Oliver
						Margaret A. Oliver
My Commission Expires:				NOTARY PUBLIC
October 10, 2002				Residing in Reno, Nevada
CONSENT TO SERVE AS RESIDENT AGENT

	The Nevada Agency and Trust Company, located at 50 West Liberty Street, Suite 880, Reno, Nevada 89501, hereby consents to serve as Resident Agent in the State of Nevada for the following Corporation:

ALLEGHENY, INC.

	We understand that as agent for the Corporation, it will be our responsibility to receive service of process in the name of the Corporation; to forward all mail to the Corporation; and to immediately notify the office of the Secretary of State in the event of our resignation, or of any changes in the registered office of the Corporation for which we are an agent.

	IN WITNESS WHEREOF, the undersigned authorized representative of The Nevada Agency and Trust Company has hereunto affixed her signature at Reno, Nevada this 22nd day of December, 1998.

						/s/Amanda Cardinalli
						Amanda Cardinalli

STATE OF NEVADA		)
			:  SS.
COUNTY OF WASHOE	)

	On the 22nd day of December, 1998, before me, the undersigned, a Notary Public in and for the State of Nevada, personally appeared
AMANDA CARDINALLI, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

	IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

						/s/Margaret A. Oliver
						Margaret A. Oliver
My Commission Expires:				NOTARY PUBLIC
October 10, 2002				Residing in Reno, Nevada



          FILED
   IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
    STATE OF NEVADA
     JUL. 18, 2000
     No. C30986-98
      Dean Heller
   SECRETARY OF STATE


CERTIFICATE OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
ALLEGHENY INC.

	The undersigned, being the original incorporator and constituting at least two-thirds of the original incorporators of ALLEGHENY INC., a Nevada corporation, hereby amends Articles One and Four of the Articles of Incorporation of this corporation to read as follows:

	ARTICLE ONE.	[NAME]	the name of the corporation is

			FilmWorld International, Inc.

	ARTICLE FOUR.	[CAPITAL STOCK]	The corporation shall have the
authority to issue an aggregate of ONE HUNDRED MILLION (100,000,000) shares of Common Stock, par value ONE MIL ($0.001) per share, for a total capitalization of ONE HUNDRED THOUSAND DOLLARS ($100,000.00).

	All stock when issued shall be fully paid and non-assessable. No holder of shares of Capital Stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities which the corporation may now or hereafter be authorized to issue. Each share of Capital Stock shall be entitled to one (1) vote at stockholders meetings, either in person or by Proxy. Cumulative voting for the election of Directors and all other matters brought before stockholders' meetings, whether they be annual or special, shall not be permitted.
	The corporation's capital stock may be issued and sold from time to time for each consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.
	In accordance with the provisions of Section 78.380 of the Nevada Revised Statutes, the original incorporator of the corporation states as follows:
1.	The date on which the original Articles of Incorporation
were filed with the Secretary of State of Nevada was
December 31, 1998.
2.	That to date of this Amendment, no part of the capital of
the corporation has been paid and no stock has been issued.

	IN WITNESS WHEREOF, the undersigned, being the original incorporator of ALLEGHENY, INC. hereunto affixes her signature this 17th day of July 2000.


						/s/Amanda Cardinalli
						Amanda Cardinalli
						Incorporator


    FILED # C30986-98
      Oct. 24, 2003
     AT THE OFFICE OF
       Dean Heller
NEVADA SECRETARY OF STATE


CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
Of
FilmWorld International Inc.

I, Alexander H. Walker, Jr. certify that:

1.	The original articles were filed with the Office of the
Secretary of State on December 31, 1998.

2.	As of the date of this certificate, 1,001,000 shares of stock of the corporation have been issued and are outstanding.


3.	Pursuant to a shareholders meeting at which 85% voted in
favor of the following amendments, the company hereby adopts the following amendments to the Articles of Incorporation of this Corporation

		ARTICLE I.

		NAME

The name of the corporation is WorldWide Indoor Karting, Inc.
(the "Corporation").


				/s/Alexander H. Walker, Jr.________
				Alexander H. Walker, Jr., President



    FILED # C30986-98
      Oct. 29, 2003
     AT THE OFFICE OF
       Dean Heller
NEVADA SECRETARY OF STATE


CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
Of
WorldWide Indoor Karting Inc.
State of Nevada File Number: C30986-1998

I, Alexander H. Walker, Jr. certify that:

4.	The original articles were filed with the Office of the
Secretary of State on December 31, 1998.

5.	As of the date of this certificate, 1,001,000 shares of stock of the corporation have been issued and are outstanding.


6.	Pursuant to a shareholders meeting at which 85% voted in
favor of the following amendments, the company hereby adopts the following amendments to the Articles of Incorporation of this Corporation

		ARTICLE I.

		NAME

The name of the corporation is Karting International Inc. (the
"Corporation").


				/s/Alexander H. Walker, Jr.________
				Alexander H. Walker, Jr., President



BY-LAWS FOR THE REGULATION
EXCEPT AS OTHERWISE PROVIDED BY STATUTE
OR ITS ARTICLES OF INCORPORATION OF

***FILMWORLD INTERNATIONAL, INC.***

A NEVADA CORPORATION
*****

ARTICLE I.

Offices

Section 1.	PRINCIPAL OFFICE.	The principal office for the transaction
of the business of the corporation is hereby fixed and located at Suite
880, Bank of America Building, 50 West Liberty Street, Reno, Nevada
89501, being the offices of THE NEVADA AGENCY AND TRUST COMPANY. The
Board of Directors is hereby granted full power and authority to change said principal office from one location to another in the State of Nevada.

Section 2.	OTHER OFFICES.	Branch or subordinate offices may at any
time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

ARTICLE II.

Meetings of Shareholders

Section 1.	MEETING PLACE. 	All annual meetings of shareholders and
all other meetings of shareholders shall be held either at the principal office or at any other place within or without the State of Nevada which may be designated either by the Board of Directors, pursuant to authority hereinafter granted to said Board, or by the written consent of all shareholders entitled to vote thereat, given either before or after the meeting and filed with the Secretary of the corporation.

Section 2.	ANNUAL MEETINGS. 	The annual meetings of shareholders shall
be held on the 13th day of August each year, at the hour of 10:00 o'clock a.m. of said day commencing with the year 1998, provided, however, that should said day fall upon a legal holiday then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is not a legal holiday. The
Board of Directors of the corporation shall have the power to change the date of the annual meeting as it deems appropriate.
Written notice of each annual meeting signed by the president or a vice-president, or the Secretary, or an assistant Secretary, or by such other person or persons as the Directors shall designate, shall be given to each shareholder entitled to vote thereat, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given to him, if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each shareholder entitled thereto not less than (10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and the hour of such meeting, and shall also state the purpose or purposes for which the meeting is called.

Section 3.	SPECIAL MEETINGS.	Special meetings of the shareholders, for
any purpose or purposes whatsoever, may be called at any time by the president or by the Board of Directors, or by one or more shareholders holding not less than 10% of the voting power of the corporation.
Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. Notices of any special meeting shall specify in addition to the place, day and hour of such meeting, the purpose or purposes for which the meeting is called.

Section 4.	ADJOURNED MEETINGS AND NOTICE THEREOF. Any shareholders'
meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at any such meeting.
When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of any original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

Section 5.	ENTRY OF NOTICE.	Whenever any shareholder entitled to vote
has been absent from any meeting of shareholders, whether annual or special, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such shareholders, as required by law and the By-laws of the corporation.

Section 6.	VOTING.	At all annual and special meetings of
stockholders entitled to vote thereat, every holder of stock issued to a bona fide purchaser of the same, represented by the holders thereof, either in person or by proxy in writing, shall have one vote for each share of stock so held and represented at such meetings, unless the Articles of Incorporation of the company shall otherwise provide, in which event the voting rights, powers and privileges prescribed in the said Articles of Incorporation shall prevail. Voting for Directors and, upon demand of any stockholder, upon any question at any meeting shall be by ballot. Any Director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power.

Section 7.	QUORUM.	The presence in person or by proxy of the
holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8.	CONSENT OF ABSENTEES.	The transactions of any meeting of
shareholders, either annual or special, however called and noticed, shall be as valid as though at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if either before or after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, sign a written Waiver of Notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of this meeting.

Section 9.	PROXIES.	Every person entitled to vote or execute
consents shall the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the Secretary of the corporation; provided that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven
(7) years from the date of its execution.

ARTICLE III.

Section 1.	POWERS.	Subject to the limitations of the Articles of
Incorporation or the By-laws, and the provisions of the Nevada Revised Statutes as to action to be authorized or approved by the shareholders, and subject to the duties of Directors as prescribed by the By-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by the Board of Directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Directors shall have the following powers, to wit:
First To select and remove all the other Officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Articles of Incorporation or the By-laws, fix their compensation, and require from the security for faithful service.
Second To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefore not inconsistent with law, with the Articles of Incorporation or the By-laws, as they may deem best.
Third   To change the principal office for the transaction of the
business of the corporation from location to another within the same county as provided in Article I, Section 1, hereof; to fix and locate from time to time on or more subsidiary offices of the corporation within or without the State of Nevada, as provided in Article I,
Section 2, hereof; to designate any place within or without the State of Nevada for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of such certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of the law.
Fourth   To authorize the issue of shares of stock of the corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital.
Fifth   To borrow money and incur indebtedness for the purpose of the corporation, and to cause to be executed and delivered therefore, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidence of debt and securities therefore.
Sixth   To appoint an Executive Committee and other committees and to delegate to the Executive Committee any of the powers and authority of the Board in management of the business and affairs of the corporation, except the power to declare dividends and to adopt, amend or repeal By-laws. The Executive Committee shall be composed of one or more Directors.

Section 2.  	NUMBER AND QUALIFICATION OF DIRECTORS.	The
authorized number of Directors of the corporation shall be not less than one (1) and no more than seven (7).

Section 3. 	ELECTION AND TERM OF OFFICE.	The Directors shall be
elected at each annual meeting of shareholders, but if any such annual meeting is not held, or the Directors are not elected thereat, the Directors may be elected at any special meeting of shareholders. All Directors shall hold office until their respective successors are elected.

Section 4. 	VACANCIES.		Vacancies in the Board of Directors may
be filled by a majority of the remaining Directors, though less than quorum, or by a sole remaining Director, and each Director so elected shall old office until his successor is elected at an annual or a special meeting of the shareholders.
A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the shareholders fail at any annual or special meeting of shareholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.
The shareholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the shareholders shall have the power to elect a successor to take office when the resignation is to become effective.
No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

Section 5.	PLACE OF MEETING.	Regular meetings of the Board of
Directors shall be held at any place within or without the State, which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation, a regular meeting shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated, or at the principal office.

Section 6.	ORGANIZATION MEETING.	Immediately following each annual
meeting of the shareholders, the Board of Directors shall hold a regular meeting for the purpose of organization, election of Officers, and the transaction of other business. Notice of such meeting is hereby dispensed with.

Section 7.	OTHER REGULAR MEETINGS.	Other regular meetings of the Board
of Directors shall be held without call and the day of each month and at an hour deemed appropriate and set by the Board of Directors;
provided, however, should such set day fall upon a legal holiday, then said meeting shall be held at the same time on the next day thereafter ensuing which is not a legal holiday. Notice of all such regular meetings of the Board of Directors is hereby dispensed with.

Section 8.	SPECIAL MEETINGS.	Special meetings of the Board of
Directors for any purpose or purposes shall be called at any time by the president, or, if he is absent or unable or refuses to act, by any vice president or by any two (2) Directors.
Written notice of the time and place of special meetings shall be delivered personally to the Directors or sent to each Director my mail or other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records of the corporation, or if it is not shown on such records or is not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company in the place in which the principal office of the corporation is located at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such Director.

Section 9.	NOTICE OF ADJOURNMENT.	Notice of time and place of holding
an adjourned meeting need not be given to absent Directors, if the time and place be fixed at the meeting adjourned.

Section 10.	ENTRY OF NOTICE.	Whenever any Director has been absent
form any special meeting of the Board of Directors, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such special meeting was give to such Director, as required by law and the By-laws of the corporation.

Section 11.	WAIVER OF NOTICE. 	The transactions of any meeting of
the Board of Directors, however called and noticed or wherever held, shall be as valid as though had a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the Directors not present sign a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 12.	QUORUM.	A majority of the authorized number of
Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present, shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation.

Section 13.	ADJOURNMENT.	A quorum of the Directors may adjourn any
Directors' meeting t meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

Section 14.	FEES AND COMPENSATION.	Directors shall not receive any
stated salary for their services as Directors, but by resolution of the Board, a fixed fee, with or without expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity as an Officer, agent, employee, or otherwise, and receiving compensation therefor.

ARTICLE IV.

Officers

Section 1. 	OFFICERS.	The Officers of the corporations shall be a
president, a vice president and a Secretary/Treasurer. The corporation may also have, at the discretion of the Board of Directors, a chairman of the Board, one or more vice presidents, one or more assistant secretaries, on or more assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Section 3 of the Article. Officers other than president and chairman of the Board need not be Directors. Any person may hold two or more offices.

Section 2.	ELECTION.	The Officers of the corporation, except such
Officers as may be appointed in the accordance with the provisions of
Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3.	SUBORDINATE OFFICERS, ETC.	The Board of Directors may
appoint such other Officers as the business of the corporation may require, each of who shall hold office for such period, have such authority and perform such duties as are provided in the By-laws or as the Board of Directors may from time to time determine.

Section 4.	REMOVAL AND RESIGNATION.	Any Officer may be removed,
either with or without cause, by a majority of the Directors at the time in office, at any regular or special meeting of the Board.
Any Officer may resign at any time by giving written notice to the Board of Directors or to the president, or to the Secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effected.

Section 5. 	VACANCIES.	A vacancy in any office because of death,
resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the By-laws for regular appointments to such office.

Section 6.	CHAIRMAN OF THE BOARD.	The chairman of the Board if there
shall be such an Officer, shall, if present, preside at all meetings of the Board of Directors, and exercise and perform such other powers and duties as may be form time to time assigned to him by the Board of Directors or prescribed by the By-laws.

Section 7.	PRESIDENT.		Subject to such supervisory powers, if
any, as may be given by the Board of Directors to the chairman of the Board, if there be such an Officer, the president shall be the chief executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and Officers of the corporation. He shall preside at all meetings of the shareholders and in the absence of the chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall be ex-officio a member all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of the president of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the By-laws.

Section 8.	VICE PRESIDENT.	In the absence or disability of the
president, the vice presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the By-laws.

Section 9.	SECRETARY.	The Secretary shall keep, or cause to be kept,
a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.
The Secretary shall keep, or cause to be kept, at the principal office, a share register, or a duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.
The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board of Directors required by the By-laws or by law to be given, and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-laws.

Section 10.	TREASURER.	The Treasurer shall keep and maintain, or cause
to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursement, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any Director.
The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the president and Directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-laws.

ARTICLE V.

INDEMNIFICATION OF OFFICERS, DIRECTORS AND KEY PERSONNEL

Section 1. The corporation may indemnify any person who was or is a party or is threatened to made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a Director, Officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contender or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

Section 2. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation's favor by reason of the fact that such person is or was a Director, Officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amount paid in settlement and attorneys fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonable entitled to indemnity for such expenses as the court deems proper.

Section 3. To the extent that a Director, Officer, employee or agent of a corporation had been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article V, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

Section 4. The procedure for authorizing the indemnifications listed in
Section 1, 2 and 3 of this Article V, and the limitations on such indemnification and advancement of expenses, shall be that set forth in
Section 78.751 of the Nevada Revised Statutes, and shall be amended from time to time as such statute is amended.

ARTICLE VI.

Miscellaneous

Section 1. RECORD DATE AND CLOSING STOCK BOOKS.	The Board of Directors
may fix a time, in the future, not exceeding fifteen (15) days preceding the date of any meeting of shareholders, and not exceeding thirty (30) days preceding the dated fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote t such meetings, or to receive such dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of shares on the books of the corporation after nay record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole, or any part of any such period.

Section 2. INSPECTION OF CORPORATE RECORDS. The share register or duplicate share register, the books of account, and minutes of proceedings of the shareholders and Directors shall be open to inspection upon the written demand of a shareholder or the holder of a voting trust certificate, as limited herein, at any reasonable time, and for a purpose reasonably related to his interests as a shareholder, or as the holder of a voting trust certificate. Such inspection rights shall be governed by the applicable provisions of the Nevada Revised Statutes shall be no more permissive than such statutes as to percentage of ownership required for inspection and scope of the permitted inspection. Demand of inspection other that at a shareholders' meeting shall be made in writing upon the president, Secretary or assistant Secretary of the corporation.

Section 3. CHECKS, DRAFTS, ETC.	All checks, drafts or other orders
for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

Section 4. ANNUAL REPORT.	The Board of Directors of the corporation
shall cause to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year an annual report.

Section 5. CONTRACT, ETC., HOW EXECUTED.		The Board of Directors,
except as in the By-laws otherwise provided, may authorize any Officer or Officers, agent or agents, to enter into any contract, deed or lease or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board of Directors, no Officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit to render it liable for any purpose or to any amount.

Section 6. CERTIFICATES OF STOCK.	A certificate or certificates for
shares of the capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by the president or a vice president and the Secretary or an assistant Secretary, or be authenticated by facsimiles of the signature of the president and Secretary or by a facsimile of the signature of the president and the written signature of the Secretary or an assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk.
Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the Board of Directors or the By-laws may provide; provided, however, that any such certificates so issued prior to full payment shall state the amount remaining unpaid and the terms of payment thereof.

Section 7. REPRESENTATIONS OF SHARES OF OTHER CORPORATIONS. 	The
president or any vice president and the Secretary or assistant Secretary of this corporation are authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted to said Officers to vote or represent on behalf of this corporation or corporations may be exercised either by such Officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said Officers.

Section 8. INSPECTION OF BY-LAWS.	The corporation shall keep in it
principal office for the transaction of business the original or a copy of the By-laws as amended, or otherwise altered to date, certified by the Secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

ARTICLE VI.

Amendments

Section 1. 	POWER OF SHAREHOLDERS.	New By-laws may be adopted or these
By-laws may be amended or repealed by the vote of shareholders entitled to exercise a majority of the voting power of the corporation or by the written assent of such shareholders.

Section 2.	POWER OF DIRECTORS.	Subject to the right of
shareholders as provided in Section 1 of this Article VI to adopt, amend or repeal By-laws, By-laws other than a By-law or amendment thereof changing the authorized number of Directors may be adopted, amended or repealed by the Board of Directors.

Section 3.	ACTION BY DIRECTORS THROUGH CONSENT IN LIEU OF MEETING.
	Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof, may be taken without a meeting, if a written consent thereto is signed by all the members of the Board or of such committee. Such written consent shall be filed with the minutes of proceedings of the Board or committee.

/s/ Amanda Cardinalli
Incorporator



4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

	   Not applicable

11.      Statement Re Computation of Per Share Earnings

Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Un-audited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

a)	Fastraxx Las Vegas Indoor Karting, LLC.
b)	The Kart Store Inc.

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Not applicable

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Not applicable

99.	   Other

(a)	Merger Agreement between Prince Consolidated
Mining Company and FilmWorld International, Inc.
(b)	Articles of Merger between Prince Consolidated
Mining Company and FilmWorld International, Inc.
(c)	Acquisition Agreement between FilmWorld
International, Inc. and Fastraxx Las Vegas Indoor
Karting, LLC.
(d)	Acquisition Agreement between FilmWorld
International, Inc. and The Kart Store Inc.




FILED   CO 015897
JUL 21 2000
Utah Div. of Corp. & Comm. Code

MERGER AGREEMENT
BETWEEN
PRINCE CONSOLIDATED MINING COMPANY
A Utah Corporation
AND
FILMWORLD INTERNATIONAL, INC.
A Nevada Corporation
*****

WITNESS the terms of this Merger Agreement by and between PRINCE
CONSOLIDATED MINING COMPANY, A Utah corporation, hereinafter referred to as "the Utah Corporation" and FILMWORLD INTERNATIONAL, INC., a
Nevada Corporation, hereinafter referred to as "the Nevada corporation."

RECITALS:

1.	(IDENTITY OF PARTIES)
Prince Consolidated Mining Company, a Utah corporation, was
organized in accordance with the laws of the State of Utah on August 31, 1923 and has an authorized capitalization of 3,000,000 shares of common stock, having a par value of $0.10 per share, of which there are issued and outstanding 3,000,000 shares.
FilmWorld International, Inc., a Nevada corporation, was
incorporated in accordance with the laws of the State of Nevada on December 31, 1998 and has an authorized capitalization of 100,000,000 shares of common stock, having a par value of $0.001 per share, which common stock is non-assessable, of which there are 1,000 shares of common stock outstanding.
2.	(ASSUMPTION OF ASSETS SUBJECT TO LIABILITIES)
The Nevada corporation, when this Merger Agreement shall become effective, as is hereinafter provided, shall assume all of the assets and all of the liabilities standing on the books and records of THE UTAH CORPORATION. As a result thereof, THE UTAH CORPORATION shall no longer be engaged in business, having been merged into THE NEVADA CORPORATION.
3.	(REQUIREMENTS OF NEVADA LAW)
Pursuant to the laws of the State of Nevada, a majority of the Directors of a Nevada corporation may enter into Articles of Merger setting forth the terms and conditions of the proposed merger, including a statement of the capitalization, the number of shares of capital stock of the surviving Nevada corporation, a statement of the manner of conversion of the shares and assets of THE UTAH CORPORATION, a statement of the method of carrying the terms of the Articles of Merger into effect, and such other details as may be deemed necessary to disclose all matters effective in a merger. The laws of the State of Nevada further provide that notice of a proposed merger shall be given by mail to the last known address of each stockholder, not less than ten (10) days prior to such meeting. Such notice shall contain the time and place of meeting. The laws of the State of Nevada provide further, that notice of the proposed merger may be waived by the stockholders. By the further terms of the laws of the State of Nevada, it is specified that if a majority of the outstanding stock of THE NEVADA CORPORATION shall be voted in favor of the merger, the Articles of Merger shall be declared adopted. The vote thereon shall be certified on the Articles of Merger by the President or Vice President and by the Secretary or Assistant Secretary of THE NEVADA CORPORATION. The Articles of Merger shall be signed and acknowledged by the President or Vice President and by the Secretary or Assistant Secretary of THE NEVADA CORPORATION, whereupon the same shall be filed in the office of the Secretary of State of Nevada. Upon recordation in the office of the Secretary of State of Nevada, the merger shall, insofar as Nevada law is concerned, be deemed to be consummated.
4.	(REQUIREMENTS OF UTAH LAW)
The action contemplated hereby is deemed under Utah law to be a merger. In connection with a merger, Utah law requires that the Board of Directors of THE UTAH CORPORATION shall by resolution approve and adopt the Merger Agreement. The Merger Agreement shall specify the names of the corporations proposing to merger. The name of the surviving corporation, the terms and conditions of the merger, manner and basis of converting the shares of the retiring corporation into shares of the surviving corporation, a statement of any changes in the Articles of Incorporation of the surviving corporation, to the extent that they are the result of such a merger, and such other provisions with respect to the merger as are deemed necessary or desirable shall also be specified in the Plan of Merger. The statutes of the State of Utah further provide that the Board of Directors shall by resolution direct that the Merger Agreement be submitted to a vote of the shareholders, that written or printed notice shall be given to each shareholder of record no less than twenty (20) days prior to such meeting, and that such notice shall sate the purpose of the meeting, as well as the place, day and hour thereof, and shall be delivered either personally or by deposit in the United States mail, properly addressed, postage prepaid. Utah law further requires that a copy of or a summary of the Merger Agreement shall be included or enclosed with such notice. The laws of the State of Utah further specify that the Plan of Merger shall be deemed to have been approved upon receiving the affirmative vote of the holders of at least a majority of the outstanding shares, and such laws specify that upon such approval, the Merger Agreement shall be executed in duplicate by the President or Vice President and by the Secretary or Assistant Secretary, and shall be verified by one of such Officers. Such Merger Agreement shall record or set forth the plan of merger, the number of shares outstanding with respect to each corporation, and the number of shares voted for and against the plan of merger. It is further required that such duplicate originals be delivered to the Division of Corporations and Commercial Code of the State of Utah, and upon the subsequent issuance of a Certificate of Merger by the Division of Corporations and Commercial Code, the corporations party to the merger shall become a single corporation, the separate existence of the merged corporation shall cease, and the surviving corporation shall have all the rights, privileges, immunities, powers, properties and assets and shall be subject to the duties, liabilities, debts and obligations of both corporations.
NOW, THEREFORE, AND IN CONSIDERATION OF THE FOREGOING RECITALS, AND
THE MUTUAL COVENANTS HEREINAFTER SET FORTH, FILMWOLRLD INTERNATIONAL, INC., A NEVADA CORPORATION, AND PRINCE CONSOLIDATED MINING COMPANY, A UTAH CORPORATION, DESIRE TO MERGE, AS THAT TERM IS USED IN THE LAWS OF THE STATES OF UTAH AND NEVADA, AND DO HEREBY, ACTING THROUGH A MAJORITY OF THE BOARD OF DIRECTORS OF EACH SUCH CORPORATION, AGREE TO MERGE AS
FOLLOWS:
5.	(STATEMENT UNDER NEVADA LAW)
The terms and conditions of the proposed merger of THE UTAH
CORPORATION into THE NEVADA CORPORATION shall be as follows:
a.	The Articles of Incorporation of FilmWorld
International, Inc., a Nevada corporation, the surviving
corporation, which are on file with the Secretary of
State of Nevada, shall be the Articles of Incorporation
of the surviving corporation and will not be amended as
a result of the merger.
b.	The shares of THE UTAH CORPORATION will be exchanged on
the basis of three (3) shares of THE UTAH CORPORATION
being converted into one (1) share of THE NEVADA
CORPORATION.
6.	(STATEMENT UNDER UTAH LAW)
The plan of merger shall be as follows:
a.	The names of the corporations proposing to merger are:
Prince Consolidated Minding Company, a Utah corporation,
and FilmWorld International, Inc., a Nevada corporation,
which is designated as the surviving corporation.
b.	The conversion of the shares of THE UTAH CORPORATION
into that of the surviving Nevada corporation will be on
the basis of three (3) shares of THE UTAH CORPORATION
converted into one (1) share of THE NEVADA CORPORATION.
c.	The surviving Nevada corporation, agrees that it may be
served with process in the State of Utah in any
proceeding for the enforcement of any obligation to
which THE UTAH CORPORATION was a party with regard to
the merger into THE NEVADA CORPORATION and THE NEVADA
CORPORATION, further agrees that it may be served with
process in the State of Utah in any proceeding for the
enforcement of the rights of a dissenting shareholder of
THE UTAH CORPORATION against THE NEVADA CORPORATION.
d.	THE NEVADA CORPORATION, the surviving corporation, does
hereby irrevocably appoint the Director of the Division
of Corporations and Commercial Code of Utah as its agent
to accept service of process in any such proceeding
heretofore described in paragraph (c) above.
e.	THE NEVADA CORPORATION, the surviving corporation
agrees, as the surviving corporation, to promptly pay to
the dissenting shareholders of THE UTAH CORPORATION, the
amount, if any, to which those dissenting shareholders
shall be entitled under the provisions of the Utah
Business Corporation Act, with respect to the rights of
such dissenting shareholders of THE UTAH CORPORATION.
7.	(AGREEMENT TO MERGE)
The parties hereby agree that THE UTAH CORPORATION shall be merged into THE NEVADA CORPORATION, and they do hereby further specifically agree, in order to accomplish such results, as follows:
a.	Each of the parties hereto shall prepare and cause to be
mailed such notices as may be required or be desirable
pursuant to the laws of the States of Nevada and Utah.
And in addition, they shall see to the mailing to the
stockholders of the parties of all information which may
be reasonably necessary or desirable in order to permit
such stockholders to reach an intelligent and informed
decision with respect to the proposed merger. The
expense of all such notices, reports and information and
of the mailing of the same shall be borne by the party
with respect to which the material is prepared or to
whose stockholders the material is submitted, as the
cased may be, save only that neither party shall be
charged by the other for the costs of preparing any
reports or documents heretofore published and available
and deemed desirable for such distribution. Each of the
parties hereto shall proceed with all due diligence but
strictly in cooperation with the other, to secure the
approval of the Merger Agreement by the requisite vote
of the stockholders of the parties and shall thereafter
see to the filing of all required notices and
undertakings of every kind and character, pursuant to
the laws of the States of Nevada and Utah.
b.	Upon completion of the final steps necessary to permit
this Merger Agreement to become effective, the same
shall forthwith become effective wherein THE NEVADA
CORPORATION shall take over all of the assets and assume
all of the liabilities of THE UTAH CORPORATION, and the
stockholders of THE UTAH CORPORATION shall surrender
their stock certificates in exchange for Common Stock of
THE NEVADA CORPORATION on the basis of three (3) shares
of THE UTAH CORPORATION being exchanged for one (1)
share of the surviving Nevada corporation, the shares of
THE UTAH CORPORATION being surrendered for cancellation
and retirement.
8.	(EXPENSES AND FEES)
The surviving Nevada corporation shall discharge all expenses in connection with calling and convening of the special stockholders' meetings to ratify and approve the Merger Agreement.
9.	(DIRECTOR AND OFFICERS)
a.	On the effective date of this merger, the Board of
Directors of the surviving Nevada corporation shall
consist of one (1) Director. The term of office of such
member of the Board of Directors shall be until the next
annual meeting of stockholders of the surviving
corporation, after the effective date of the merger, and
until their successors shall be qualified and shall have
been elected. The name and address of such Director is
as follows:
Alexander H. Walker, Jr.
50 West Liberty Street, Suite 880
Reno, Nevada 89501
b.	Upon the effective date of the merger, there shall be
one (1) Officer of the surviving Nevada corporation, who
is presently holding the above positions. This Officer,
who shall hold office until his successor shall be duly
elected or appointed and shall have qualified, or until
his earlier death, resignation or removal, and his
offices and address is as follows:
President and Secretary
Alexander H. Walker, Jr.
50 West Liberty Street, Suite 880
Reno, Nevada 89501
10.	(DISSENTING SHAREHOLDERS)
The surviving Nevada corporation shall comply with the provisions of applicable law, with the appraisal of and payment for stock of stockholders objecting to the merger, and the surviving Nevada corporation agrees further that payments for such stock and the cost of all proceedings in connection with all matters necessary to be performed in connection therewith will be at its expense.
11.	(ABANDONMENT OF MERGER)
Anything herein to the contrary notwithstanding, this merger may be terminated and the merger provided herein abandoned at any time prior to the effective date of the merger, whether before or after such action of the stockholders, pursuant to resolution adopted by the Board of Directors of either party hereto. In the event of the termination or abandonment of this Merger Agreement, the same shall become wholly void and of no effect and there shall be no liability on the part of either party hereto, or their respective Boards of Directors or the stockholders.
12.	(EXECUTION)
This Merger Agreement may be executed in any number of counterparts, all of which together shall constitute one original Merger
Agreement.
13.	(BINDING EFFECT)
This Merger Agreement and the terms and conditions thereof shall be binding upon and inure to the benefit of the assigns and successors of the respective parties hereto.
14.	(MERGER CLASS)
This Merger Agreement supercedes all prior agreements and
understanding between the parties and may not be changed or
terminated orally, and no attempted change, termination or waiver of any of the provisions hereof shall be finding, unless in writing and signed by all parties hereto.
15.	(GOVERNING LAW)
This Merger Agreement shall be governed by and construed according to the laws of the State of Nevada, which is the state of incorporation of the surviving Nevada corporation.

IN WITNESS WHEREOF, the parties have caused this instrument to be executed by their duly authorized Officers in each case by authority of the Board of Directors of each corporation, and have caused their seals to be hereto affixed and a majority of the Board of Directors of each corporation have executed this Merger Agreement as of the day and year set forth below:

Dated this 19th day of July, 2000.

ATTEST:    				FILMWORLD INTERNATIONAL, INC.
						A Nevada Corporation
/s/Alexander H. Walker, Jr.	By: /s/Alexander H. Walker, Jr.
Alexander H. Walker, Jr.		    Alexander H. Walker, Jr.
Secretary				    President

ATTEST:    				PRINCE CONSOLIDATED MINING COMPANY
						A Utah Corporation
/s/Alexander H. Walker, Jr.	By: /s/Cecil A. Walker
Alexander H. Walker Jr.		    Cecil A. Walker
Secretary				    President


PRINCE CONSOLIDATED MINING 	FILMWORLD INTERNATIONAL, INC.
COMPANY
A Utah Corporation			A Nevada Corporation
Board of Directors			Board of Directors

/s/Cecil A. Walker			/s/Alexander H. Walker, Jr.
Cecil A. Walker			Alexander H. Walker, Jr.

/s/Amanda W. Cardinalli
Amanda W. Cardinalli

/s/Alexander H. Walker, Jr.
Alexander H. Walker, Jr.


STATE OF UTAH		)
			:
COUNTY OF SALT LAKE	)

	The undersigned, a Notary Public, does hereby certify that on this 19th day of July 2000, personally appeared before me Alexander H. Walker, Jr., who being by me first duly sworn, declared that he is the President and Secretary of FILMWORLD INTERNATIONAL, INC., a Nevada corporation, that he signed the foregoing document as President and Secretary of the corporation, and that the statements therein contained are true.

	IN WITNESS WHEREOF, I have set my hand and seal this 19th day of July, 2000.

					/s/Collen J. Erickson
					    Notary Public
My Commission Expires
February 15, 2002




STATE OF UTAH		)
			:
COUNTY OF SALT LAKE	)

	The undersigned, a Notary Public, does hereby certify that on this 19th day of July 2000, personally appeared before me Cecil A. Walker, who being by me first duly sworn, declared that she is the President of PRINCE CONSOLIDATED MINING COMPANY, a Utah corporation; and Alexander H. Walker, Jr., who being by me first duly sworn, declared that he is the Secretary of PRINCE CONSOLIDATED MINING COMPANY, a Utah corporation, that they signed the foregoing document as President and Secretary of the corporation, and that the statements therein contained are true.

	IN WITNESS WHEREOF, I have set my hand and seal this 19th day of July, 2000.

					/s/Collen J. Erickson
					    Notary Public
My Commission Expires
February 15, 2002

   FILED # C30986-98
     JUL. 24, 2000
    IN THE OFFICE OF
      DEAN HELLER
NEVADA SECRETARY OF STATE


ARTICLES OF MERGER

	These ARTICLES OF MERGER ("Articles") made and entered into this 19th day of July 2000, by and between PRINCE CONSOLIDATED MINING COMPANY, a Utah corporation (hereinafter referred to as "the Utah corporation") and FILMWORLD INTERNATIONAL, INC., a Nevada corporation (hereinafter referred to as "the Nevada corporation"). These Articles are adopted pursuant to the requirements of Section 78.458 of the Nevada Revised Statutes and the Utah Code Annotated, as amended. All such laws permit the merger described hereinafter, subject to the terms and conditions set forth as follows:

ARTICLE I.

[INCORPORATION AND SURVIVING CORPORATION]

	Prince Consolidated Mining Company, a Utah corporation, was organized as a Utah corporation on August 31, 1923. FilmWorld
International, Inc., a Nevada corporation, was organized as a Nevada corporation on December 31, 1998. FilmWorld International, Inc., a Nevada corporation, is the surviving corporation.

ARTICLE II.

[BOARD APPROVAL]

	The Merger Agreement was adopted unanimously by the Board of Directors of Prince Consolidated Mining Company, a Utah corporation, and FilmWorld International, Inc., a Nevada corporation, on July 19, 2000.

ARTICLE III.

[STOCKHOLDER APPROVAL]

	The Merger Agreement was adopted by the Stockholders of the Nevada corporation at a Special Meeting held on July 19, 2000. There were present in person or by Proxy 1,000 shares of 1,000 shares outstanding. FilmWorld International, a Nevada corporation, has one class of shares only, and each share in entitled to one (1) vote on all matters submitted to the stockholders. There were 1,000 shares voting for the merger, which constitutes all of the outstanding stock. There were no shares voting against the merger and no shares abstaining.
	The Merger Agreement was adopted by the stockholders of Prince Consolidated Mining Company, a Utah corporation, at a Special Meeting held on July 19, 2000. . There were present in person or by Proxy 1,796,069 shares of 1,796,069 shares outstanding. The Utah corporation has one class of shares only, and each share in entitled to one (1)
vote on all matters submitted to the stockholders. There were 1,796,069 shares voting for the merger, which constitutes in excess of a majority of the outstanding stock. There were no shares voting against the merger and no shares abstaining.
	The number of shares cast in favor of the merger by stockholders of both the Utah corporation and the Nevada corporation were sufficient for approval of the merger by the stockholders of each corporation.

ARTICLE IV.

[AMENDMENT TO ARTICLES]

	The Articles of Incorporation of the surviving corporation, the Nevada corporation, as presently on file, will not be amended as a result of the merger.

ARTCLE V.

[EXCHANGE OF SHARES]

	The shares of the Utah corporation will be converted into shares of the surviving corporation, the Nevada corporation, on the basis of three (3) shares of the Utah corporation being converted into one (1) shares of the Nevada corporation.

ARTICLE VI.

[REGISTERED OFFICE  THE NEVADA CORPORATION]

	The complete executed Merger Agreement is on file at the registered office of the surviving corporation, FilmWorld
International, Inc., a Nevada corporation, at suite 880, 50 West
Liberty Street, Reno, Nevada 89501.

ARTICLE VII.

[COPY OF PLAN OF MERGER]

	A complete, executed Merger Agreement is on file at the registered office of the surviving corporation as set forth in Article VI above. A copy of the Merger Agreement will be furnished by FilmWorld International, Inc., a Nevada corporation, the surviving corporation, on request and without cost, to any stockholder of any corporation which is a party to the merger.

ARTICLE VIII.

[EFFECTIVE DATE]

	The effective date of the merger shall be the date these Articles of Merger are filed with the Secretary of State of Nevada. The Merger Agreement was filed on July 21, 2000 with the Division of Corporations and commercial Code of the State of Utah.

	IN WITNESS WHEREOF, these Articles of Merger, having been duly approved by a resolution of the Board of Directors and Stockholders of the Nevada corporation and the Utah corporation, is executed by the President and Secretary of both corporations.

	DATED this 19th day of July 2000.

ATTEST:				FILMWORLD INTERNATIONAL, INC.
				A Nevada corporation

/s/Alexander H. Walker, Jr.	By: /s/Alexander H. Walker, Jr.
Alexander H. Walker, Jr.	    Alexander H. Walker, Jr.
Secretary			    President

ATTEST:				PRINCE CONSOLIDATE MINING COMPANY
				A Utah corporation

/s/Alexander H. Walker, Jr.	By: /s/Cecil A. Walker
Alexander H. Walker, Jr.	    Cecil A. Walker
Secretary			    President


STATE OF UTAH		)
			:
COUNTY OF SALT LAKE	)

	The undersigned, a Notary Public, does hereby certify that on this 19th day of July 2000, personally appeared before me Alexander H. Walker, Jr., who being by me first duly sworn, declared that he is the President and Secretary of FILMWORLD INTERNATIONAL, INC., a Nevada corporation, that he signed the foregoing document as President and Secretary of the corporation, and that the statements therein contained are true.

	IN WITNESS WHEREOF, I have set my hand and seal this 19th day of July, 2000.

					/s/Collen J. Erickson
					    Notary Public
My Commission Expires
February 15, 2002




STATE OF UTAH		)
			:
COUNTY OF SALT LAKE	)

	The undersigned, a Notary Public, does hereby certify that on this 19th day of July 2000, personally appeared before me Cecil A. Walker, who being by me first duly sworn, declared that she is the President of PRINCE CONSOLIDATED MINING COMPANY, a Utah corporation; and Alexander H. Walker, Jr., who being by me first duly sworn, declared that he is the Secretary of PRINCE CONSOLIDATED MINING COMPANY, a Utah corporation, that they signed the foregoing document as President and Secretary of the corporation, and that the statements therein contained are true.

	IN WITNESS WHEREOF, I have set my hand and seal this 19th day of July 2000.

					/s/Collen J. Erickson
					    Notary Public
My Commission Expires
February 15, 2002



ACQUISITION AGREEMENT

    Agreement dated as of this 22nd day of October 2003 between FilmWorld International Inc., a Nevada corporation ("FWI/Buyer"), and Paul Gastwirth Exchange agent for the stockholders of Fastraxx Las Vegas Indoor Karting LLC, a Nevada limited liability company ("FAST/Seller").
    The parties wish to provide for FAST's sale of all of its outstanding Certificates of Membership (the "CERTs") to FWI and FWI's purchase of the CERTs from FAST under the terms and conditions of this Agreement.

The parties agree as follows:

1.	The Acquisition.
1.1	Purchase and Sale Subject To The Terms and
Conditions of This Agreement. At the Closing to be
held as provided in Section 2, FAST shall sell the
CERTS to FWI, and FWI shall purchase the CERTs from
FAST, free and clear of all Encumbrances.
1.2	Purchase Price. Buyer will exchange 8,500,000 shares
of its restricted common stock for all of the outstanding ownership interest of FAST. The stock will be held in escrow until November 1, 2004 at The
Nevada Agency and Trust Company.

2.	The Closing.
2.1	Place and Time. The closing of the sale and
purchase of the CERTs (the "Closing") shall take
place in Reno, Nevada no later than the close of
business (PST) on October 31, 2003, or at such
other place, date and time as the parties may agree
in writing.
2.2	Deliveries by FAST. At the Closing, FAST shall
deliver the following to FWI:
(a)	Certificates representing the Members' ownership
interest, duly endorsed for transfer to FWI; FAST
shall cause FWI to change those certificates for,
and to deliver to FAST at the Closing,
certificates representing the FWI Shares
registered in the name of FAST members.
(b)	The documents contemplated by Section 3.
(c)All other documents, instruments and writings
required by this Agreement to be delivered by
FAST at the Closing and any other documents or
records relating to FAST's business reasonably
requested by FWI in connection with this
Agreement.
2.3	Deliveries by FWI. At the Closing, FWI shall deliver
the following to FAST:
(a)The shares as contemplated by section 1.
(b)The documents contemplated by Section 4.
(c)All other documents, instruments and writings required by this Agreement to be delivered by FWI at the Closing.

3.	Conditions to FWI's Obligations.
The obligations of FWI to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by FAST:
3.1	Representations, Warranties and Agreements.
(a)The representations and warranties of FWI set
forth in this Agreement shall be true and complete
in all material respects as of the Closing Date as
though made at such time, and
(b)FWI shall have performed and complied in all
material respects with the agreements contained in
this Agreement required to be performed and
complied with by it at or prior to the Closing.
3.2	Resignations of Directors. All Directors of FWI, and
its Subsidiaries whose resignations shall have been requested by FAST before the Closing Date shall have submitted their resignations or been removed effective as of the Closing Date.

4.	Conditions to FAST 's Obligations.
The obligations of FAST to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by FWI:
4.1	Representations, Warranties and Agreements.
(a)The representations and warranties of FAST set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and
(b)FAST shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

5.	Representations and Warranties of FAST.
FAST represents and warrants to FWI that, to the knowledge of FAST (which limitation shall not apply to Section 5.3), and except as set forth in the Disclosure Letter:
5.1	Organization of FAST. Authorization. FAST is a
limited liability company duly organized, validly
existing and in good standing under the laws of
Nevada with full corporate power and authority to
execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of FAST
and this Agreement constitutes a valid and binding
obligation of FAST, enforceable against it in
accordance with its terms.
5.2	Conflict as to FAST. To the best of FAST's knowledge,
neither the execution and delivery of this Agreement
nor the performance of FAST's obligations hereunder
will;
(a)Violate any provision of the articles of
organization or by-laws of FAST or
(b)Violate any statute or law or any judgment,
decree, order, regulation   or rule of any court
or other Governmental Body applicable to FAST.
5.3  Ownership of Shares. The delivery of certificates to
FWI and the payment to FAST will result in FWI's
immediate acquisition of record and beneficial
ownership of the Certificates, free and clear of all Encumbrances. There are no outstanding options, rights, conversion rights, agreements or commitments
of any kind relating to the issuance, sale or
transfer of any Equity Securities or other securities
of FAST.
5.4	Title to Properties. Either FAST, or one of its
Subsidiaries owns all the material properties and
assets that they purport to own (real, personal and
mixed, tangible and intangible), including, without limitation, all the material properties and assets reflected in the Balance Sheet (except for property
sold since the date of the Balance Sheet in the
ordinary course of business or leased under
capitalized leases), and all the material properties
and assets purchased or otherwise acquired by FAST or
any of its Subsidiaries since the date of the Balance
Sheet.
5.5	Buildings, Plants and Equipment. The buildings,
plants, structures and material items of equipment
and other personal property owned or leased by FAST,
or its Subsidiaries are, in all respects material to
the business or financial condition of FAST and its Subsidiaries, taken as a whole, in good operating condition and repair (ordinary wear and tear
excepted) and are adequate in all such respects for
the purposes for which they are being used.
5.6	Absence of Certain Changes. Since the date of the
Balance Sheet, neither FAST nor any of its
Subsidiaries has:
(a)Suffered the damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the
business or financial condition of FAST and its
Subsidiaries, taken as a whole, or made any
disposition of any of its material properties or
assets other than in the ordinary course of
business;
(b)Made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments;
(c)Issued or sold any Equity Securities or other
securities, acquired, directly or indirectly, by
redemption or otherwise, any such Equity
Securities, reclassified, split-up or otherwise
changed any such Equity Security, or granted or
entered into any options, warrants, calls or
commitments of any kind with respect thereto;
(d)Paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the
ordinary course of business;
(e)Prepaid any material obligation having a maturity
of more than 90 days from the date such obligation
was issued or incurred;
(f)Cancelled any material debts or waived any
material claims or rights, except in the ordinary
course of business;
5.7	No Material Adverse Change. Since the date of the
Balance Sheet, there has not been any material adverse change in the business or financial condition of FAST and its Subsidiaries taken as a whole, other than changes resulting from economic conditions prevailing in the United States.

6.	Representations and Warranties of FWI.
		FWI represents and warrants to FAST as follows:
6.1	Organization of FWI; Authorization. FWI is a
corporation duly organized, validly existing and in
good standing under the laws of Nevada, with full
corporate power and authority to execute and deliver
this Agreement and to perform its obligations
hereunder. The execution, delivery and performance of
this Agreement have been duly authorized by all
necessary corporate action of FWI and this Agreement
constitutes a valid and binding obligation of FWI,
enforceable against it in accordance with its terms.
6.2	Purchase for Investment. FWI is purchasing the shares
solely for its own account for the purpose of
investment and not with a view to, or for sale in
connection with, any distribution of any portion
thereof in violation of any applicable securities
law.
6.3	Conflict as to FWI. Neither the execution and
delivery of this Agreement nor the performance of
FWI's obligations hereunder will
(a)Violate any provision of the certificate of
incorporation or by-laws of FWI or
(b)Violate any statute or law or any judgment,
decree, order, regulation or rule of any court or
other Governmental Body applicable to   FWI.
6.4	There are no pending or threatened legal or
regulatory claims, demands or liabilities of any kind
or nature against FWI or it assets other than as
disclosed.
6.5	There are currently 1,001,000 shares issued and
outstanding in FWI. The shares, when issued were
properly distributed under applicable securities
laws. There are no warrants, option agreements or
pending subscription agreements whereby FWI is
obligated to issue any additional stock to any
person.
6.6	Upon closing, FAST's members will receive a
controlling interest in and complete management control over FWI by virtue of their stock ownership, and there are no shareholder rights or agreements, or other legal impediments to the transfer of management control of FWI.

7.	Access and Reporting; Filings with Governmental
Authorities.
7.1	Access. Between the date of this Agreement and the
Closing Date, FAST shall, and shall cause FAST to,
(a)Give FWI and its authorized representatives
reasonable access to all plants, offices,
warehouse and other facilities and properties of
FAST and its Subsidiaries and to the books and
records of FWI and its Subsidiaries,
(b)Permit FWI to make inspections thereof, and
(c)Cause its Officers and its advisors to furnish FWI
with such financial and operating data and other
information with respect to the business and
properties of FAST and its Subsidiaries and to
discuss with FWI and its authorized
representatives the affairs of FAST and its
Subsidiaries, as FWI may from time to time
reasonably request.
7.2	Exclusivity. From the date hereof until the earlier
of the Closing or the termination of this Agreement,
FAST shall not solicit or negotiate or enter into any agreement with any other Person with respect to or in furtherance of any proposal for a merger or business combination involving, or acquisition of any interest in, or (except in the ordinary course of business)
sale of assets by, FAST except for the acquisition of
the Shares by FWI.
7.3	Publicity. Between the date of this Agreement and the
Closing Date, FAST and FWI shall, and FAST and FWI
shall cause FWI to, discuss and coordinate with
respect to any public filing or announcement or any
internal or private announcement (including any
general announcement to employees) concerning the
contemplated transaction.
7.4	Confidentiality. Prior to the Closing Date (or at any
time if the Closing does not occur) FWI shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with the transactions contemplated hereby) all non-public information obtained by FWI pursuant to Section 7.1. Following the Closing, FAST shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with preparing Tax Returns and conducting proceedings relating to Taxes) any nonpublic information relating to FWI and its Subsidiaries. This Section 7.7 shall not be violated by disclosure pursuant to court order or as otherwise required by law, on condition that notice of the requirement for such disclosure is given the other party prior to making any disclosure and the party subject to such requirement cooperates as the other may reasonably request in resisting it. If the Closing does not occur, FWI shall return to FAST, or destroy, all information it shall have received from FAST or in connection with this Agreement and the transactions contemplated hereby, together with any copies or summaries thereof or extracts there from.
FAST and FWI shall use their best efforts to cause their respective representatives, employees, attorneys, accountants and advisors to whom information is disclosed pursuant to Sections 7.1 and
7.6 to comply with the provisions of this Section
7.7.

8.	Conduct of FAST's Business Prior to the Closing.
8.1	Operation in Ordinary Course. Between the date of
this Agreement and the Closing Date, FAST shall cause
FAST and its Subsidiaries to conduct their businesses
in all material respects in the ordinary course.
8.2	Business Organization. Between the date of this
Agreement and the Closing Date, FAST shall use its
reasonable efforts, and shall cause FAST and each of
its Subsidiaries to use its respective reasonable
efforts, to
	(a)Preserve substantially intact the business
organization of FAST and each of its Subsidiaries
and keep available the services of the present
Officers and employees of FAST and each of its
Subsidiaries, and
	(b)Preserve in all material respects the present
business relationships and good will of FAST and
each of its Subsidiaries.
8.3	Corporate Organization. Between the date of this
Agreement and the Closing Date, neither FWI or FAST
shall not cause or permit any amendment of the
articles of organization or by-laws (or other
governing instrument) of FAST or any of its
Subsidiaries, and shall cause FAST Inc. and each of
its Subsidiaries not to:
(a)Issue, sell or otherwise dispose of any of its
Equity Securities, or    create, sell or otherwise
dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the issuance, sale or disposition of any of its Equity Securities;
(b)Sell or otherwise dispose of any Equity Securities of FAST or any of its Subsidiaries, or create or suffer to be created any Encumbrance thereon, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the sale or disposition of any Equity Securities of FAST or any of its Subsidiaries;
(c)Reclassify, split up or otherwise change any of its Equity Securities;
(d)Be party to any merger, consolidation or other business combination;
(e)Sell, lease, license or otherwise dispose of any of its properties or assets (including, but not limited to rights with respect to patents and registered trademarks, copyrights or other proprietary rights), in an amount which is material to the business or financial condition of FAST and its Subsidiaries, taken as a whole, except in the ordinary course of business.

9.	Survival of Representations and Warranties;
Indemnification.
9.1	Survival. No representation or warranty contained in
this Agreement or in any certificate or document
delivered pursuant hereto shall survive the Closing,
except for those contained in Sections 5.1, 5.2 and
5.3(only as to FAST), 6.1, 6.2, 6.3, 6.4, 6.5, 6.6,
6.7 and 6.8 (the "Surviving Representations and
Warranties ").
9.2	Indemnification by FAST. FAST shall indemnify and
hold harmless FWI and shall reimburse FWI for, any
loss, liability, damage or expense (including
reasonable attorneys fees) (collectively, "Damages")
arising from or in connection with
(a)Any inaccuracy in any of the Surviving
Representations and Warranties of FAST in this
Agreement or
(b)Any failure by FAST to perform or comply with any
agreement in this Agreement.
9.3	Indemnification by FWI. FWI shall indemnify and hold
harmless FAST, and shall reimburse FAST for, any loss, liability, damage or expense (including reasonable attorneys fees) (collectively, "Damages") arising from
or in connection with;
(a)	Any inaccuracy in any of the Surviving
Representations and Warranties of FWI in this
Agreement,
(b)	Any failure by FWI to perform or comply with any
agreement in this Agreement, except that after the
Closing no claim shall be made with respect to the
failure to perform or comply with any agreement
required to have been performed or complied with
prior to the Closing Date, and
(c)	Any payments made by FAST after the Closing
pursuant to any guaranty by FAST of any obligation of FWI or any of its Subsidiaries (other than as contemplated by Section 2.4). FWI shall use its best efforts to obtain FAST's release from any such guaranties.

10.	Termination.
	Termination. This Agreement may be terminated before
the Closing occurs only as follows:
(a)By written agreement of FAST and FWI at any time.
(b)By FAST, by notice to FWI at any time, if one or
more of the conditions specified in Section 4 is
not satisfied at the time at which the Closing (as
it may be deferred pursuant to Section 2.1) would
otherwise occur or if satisfaction of such a
condition is or becomes impossible.
(c)By FWI, by notice to FAST at any time, if one or
more of the conditions specified in Section 3 is
not satisfied at the time at which the Closing (as
it may be deferred pursuant to Section 2.1), would
otherwise occur of if satisfaction of such a
condition is or becomes impossible.
(d)	By FWI or FAST, by notice to the other at any
time prior to October 31, 2003.
10.1 Effect of Termination. If this Agreement is terminated pursuant to Section 10(a), this Agreement shall terminate without any liability or further obligation of any party to another.

  11.	Reimbursement of Past Expenses and Compensation for Past
Services. The parties agree that Cecil Ann Walker, the Secretary of FWI, has expended considerable time and incurred various expenses in connection with the past administration of FWI and maintenance of FWI's corporate status and upkeep of FWI's corporate records. The parties specifically agree that such services have led to the continued existence of FWI and have enabled the parties to enter into this transaction. Accordingly, the parties agree that FWI shall pay Cecil Ann Walker one hundred and fifty thousand dollars ($150,000.00) from the proceeds FWI obtains from the sale of its securities following the closing contemplated by this agreement. The parties agree that Cecil Ann Walker is intended by them to be a third-party beneficiary of this agreement and that her rights in the benefits created hereby vest at the closing contemplated by this agreement.

12.	Notices.
All notices, consents, assignments and other communications
under this Agreement shall be in writing and shall be
deemed to have been duly given when;
(a)	Delivered by hand,
(b)	Sent by telex or telecopier (with receipt
confirmed), provided that a copy is mailed by
registered mail, return receipt requested, or
(c)	Received by the delivery service (receipt
requested), in each case to the appropriate addresses, telex numbers and telecopier numbers set forth below (or to such other addresses, telex numbers and telecopier numbers as a party may designate as to itself by notice to the other parties).


If to FAST:			 			If to FWI:

Fastraxx Las Vegas Indoor Karting LLC.	FilmWorld International Inc.
2251 N. Rampart Blvd. #323	50 West Liberty Street
Las Vegas, Nevada 89128 	Suite 880
 			Reno, Nevada 89501

 13.	Miscellaneous.
13.1 Expenses. Each party shall bear its own expenses incident to the preparation, negotiation, execution and delivery of this Agreement and the performance of
its obligations hereunder.
13.2	  Captions. The captions in this Agreement are for
convenience of reference only and shall not be given
any effect in the interpretation of this agreement.
13.3	  No Waiver. The failure of a party to insist upon
strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon
strict adherence to that term or any other term of
this Agreement. Any waiver must be in writing.
13.4  	Exclusive Agreement; Amendment. This Agreement
supersedes all prior agreements among the parties
with respect to its subject matter and is intended
(with the documents referred to herein) as a complete
and exclusive statement of the terms of the agreement
among the parties with respect thereto and cannot be
changed or terminated orally.
13.5 	Counterparts. This Agreement may be executed in
two or more counterparts, each of which shall be
considered an original, but all of which together
shall constitute the same instrument.
13.6	 Governing Law. This Agreement and (unless
otherwise provided) all amendments hereof and waivers
and consents hereunder shall be governed by the
internal law of the State of Nevada, without regard
to the conflicts of law principles thereof.
13.7	   Binding Effect. This Agreement shall inure to the
benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that neither party may assign its rights or obligations hereunder without the written consent of the other.

				FilmWorld International Inc.

By: /s/Alexander H. Walker, Jr.
	                      Alexander H. Walker, Jr.
	                      President


Fastraxx Las Vegas Indoor Karting LLC

By: /s/Paul Gastwirth
	                      Fastraxx Holding Corporation,
                                  Manager
    Paul Gastwirth, President

         ACQUISITION AGREEMENT

    Agreement dated as of this 22nd day of October 2003 between FilmWorld International Inc., a Nevada corporation ("FWI/Buyer"), and Paul Gastwirth Exchange Agent for the stockholders of The Kart Store Inc., a Nevada corporation ("KS/Seller").
    The parties wish to provide for KS's sale of all of its outstanding shares (the "SHARES") to FWI and FWI's purchase of the SHARES from KS under the terms and conditions of this Agreement.

The parties agree as follows:

1.	The Acquisition.
1.1	Purchase and Sale Subject To The Terms and
Conditions of This Agreement. At the Closing to be
held as provided in Section 2, KS shall sell the
SHARES to FWI, and FWI shall purchase the SHARES
from KS, free and clear of all Encumbrances.
1.2	Purchase Price. Buyer will exchange 500,000 shares
of its restricted common stock for all of the outstanding ownership interest of KS. The stock will be held in escrow until November 1, 2004 at The
Nevada Agency and Trust Company.

2.	The Closing.
2.1	Place and Time. The closing of the sale and
purchase of the SHARES (the "Closing") shall take
place in Reno, Nevada no later than the close of
business (PST) on October 31, 2003, or at such
other place, date and time as the parties may agree
in writing.
2.2	Deliveries by KS. At the Closing, KS shall deliver
the following to FWI:
(a)	Certificates representing the shareholder's
ownership interest, duly endorsed for transfer to
FWI; KS shall cause FWI to change those
certificates for, and to deliver to KS at the
Closing, certificates representing the FWI Shares
registered in the name of KS shareholders.
(b)	The documents contemplated by Section 3.
(c)All other documents, instruments and writings
required by this Agreement to be delivered by KS
at the Closing and any other documents or records
relating to KS's business reasonably requested by
FWI in connection with this Agreement.
2.3	Deliveries by FWI. At the Closing, FWI shall deliver
the following to KS:
(a)The shares as contemplated by section 1.
(b)The documents contemplated by Section 4.
(c)All other documents, instruments and writings required by this Agreement to be delivered by FWI at the Closing.



3.	Conditions to FWI's Obligations.
The obligations of FWI to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by KS:
3.1	Representations, Warranties and Agreements.
(a)The representations and warranties of FWI set
forth in this Agreement shall be true and complete
in all material respects as of the Closing Date as
though made at such time, and
(b)FWI shall have performed and complied in all
material respects with the agreements contained in
this Agreement required to be performed and
complied with by it at or prior to the Closing.
3.2	Resignations of Directors. All Directors and Officers
of FWI, and its Subsidiaries whose resignations shall have been requested by KS before the Closing Date shall have submitted their resignations or been removed effective as of the Closing Date.

4.	Conditions to KS 's Obligations.
The obligations of KS to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by FWI:
4.1	Representations, Warranties and Agreements.
(a)The representations and warranties of KS set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and
(b)KS shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

5.	Representations and Warranties of KS.
KS represents and warrants to FWI that, to the knowledge of KS
(which limitation shall not apply to Section 5.3), and except as set forth in the Disclosure Letter:
5.1	Organization of KS. Authorization. KS is a
corporation duly organized, validly existing and in
good standing under the laws of Nevada with full
corporate power and authority to execute and deliver
this Agreement and to perform its obligations
hereunder. The execution, delivery and performance of
this Agreement have been duly authorized by all
necessary corporate action of KS and this Agreement
constitutes a valid and binding obligation of KS,
enforceable against it in accordance with its terms.
5.2	Conflict as to KS. To the best of KS's knowledge,
neither the execution and delivery of this Agreement
nor the performance of KS's obligations hereunder
will;
(a)Violate any provision of the certificate of
incorporation or by-laws of KS or
(b)Violate any statute or law or any judgment,
decree, order, regulation   or rule of any court
or other Governmental Body applicable to KS.
5.3  Ownership of Shares. The delivery of certificates to
FWI and the payment to KS will result in FWI's
immediate acquisition of record and beneficial
ownership of the shares, free and clear of all
Encumbrances. There are no outstanding options,
rights, conversion rights, agreements or commitments
of any kind relating to the issuance, sale or
transfer of any Equity Securities or other securities
of KS.
5.4	Title to Properties. Either KS, or one of its
Subsidiaries owns all the material properties and
assets that they purport to own (real, personal and
mixed, tangible and intangible), including, without
limitation, all the material properties and assets
reflected in the Balance Sheet (except for property
sold since the date of the Balance Sheet in the
ordinary course of business or leased under
capitalized leases), and all the material properties
and assets purchased or otherwise acquired by KS or
any of its Subsidiaries since the date of the Balance
Sheet.
5.5	Buildings, Plants and Equipment. The buildings,
plants, structures and material items of equipment
and other personal property owned or leased by KS, or
its Subsidiaries are, in all respects material to the
business or financial condition of KS and its
Subsidiaries, taken as a whole, in good operating
condition and repair (ordinary wear and tear
excepted) and are adequate in all such respects for
the purposes for which they are being used.
5.6	Absence of Certain Changes. Since the date of the
Balance Sheet, neither KS nor any of its Subsidiaries
has:
(a)Suffered the damage or destruction of any of its
properties or assets (whether or not covered by
insurance) which is materially adverse to the
business or financial condition of KS and its
Subsidiaries, taken as a whole, or made any
disposition of any of its material properties or
assets other than in the ordinary course of
business;
(b)Made any change or amendment in its certificate of
incorporation or by-laws, or other governing
instruments;
(c)Issued or sold any Equity Securities or other
securities, acquired, directly or indirectly, by
redemption or otherwise, any such Equity
Securities, reclassified, split-up or otherwise
changed any such Equity Security, or granted or
entered into any options, warrants, calls or
commitments of any kind with respect thereto;
(d)Paid, discharged or satisfied any material claim,
liability or obligation (absolute, accrued,
contingent or otherwise), other than in the
ordinary course of business;
(e)Prepaid any material obligation having a maturity
of more than 90 days from the date such obligation
was issued or incurred;
(f)Cancelled any material debts or waived any
material claims or rights, except in the ordinary
course of business;
5.7	No Material Adverse Change. Since the date of the
Balance Sheet, there has not been any material adverse change in the business or financial condition of KS and its Subsidiaries taken as a whole, other than changes resulting from economic conditions prevailing in the United States.

6.	Representations and Warranties of FWI.
		FWI represents and warrants to KS as follows:
6.1	Organization of FWI; Authorization. FWI is a
corporation duly organized, validly existing and in
good standing under the laws of Nevada, with full
corporate power and authority to execute and deliver
this Agreement and to perform its obligations
hereunder. The execution, delivery and performance of
this Agreement have been duly authorized by all
necessary corporate action of FWI and this Agreement constitutes a valid and binding obligation of FWI, enforceable against it in accordance with its terms.
6.2	Purchase for Investment. FWI is purchasing the shares
solely for its own account for the purpose of
investment and not with a view to, or for sale in
connection with, any distribution of any portion
thereof in violation of any applicable securities law.
6.3	Conflict as to FWI. Neither the execution and
delivery of this Agreement nor the performance of
FWI's obligations hereunder will
  (a)Violate any provision of the certificate of incorporation or by-laws of FWI or
  (b)Violate any statute or law or any judgment,
decree, order, regulation or rule of any court or
other Governmental Body applicable to   FWI.
6.4	There are no pending or threatened legal or
regulatory claims, demands or liabilities of any kind
or nature against FWI or it assets other than as
disclosed.
6.5	There are currently 1,001,000 issued and outstanding
in FWI. The shares, when issued were properly
distributed under applicable securities laws.  There
are no warrants, option agreements or pending
subscription agreements whereby FWI is obligated to
issue any additional stock to any person.
6.6	Upon closing, KS's members will receive a controlling
interest in and complete management control over FWI by virtue of their stock ownership, and there are no shareholder rights or agreements, or other legal impediments to the transfer of management control of FWI.


7.	Access and Reporting; Filings with Governmental
Authorities.
7.1	Access. Between the date of this Agreement and the
Closing Date, KS shall, and shall cause KS to,
(a)Give FWI and its authorized representatives
reasonable access to all plants, offices,
warehouse and other facilities and properties of
KS and its Subsidiaries and to the books and
records of FWI and its Subsidiaries,
(b)Permit FWI to make inspections thereof, and
(c)Cause its Officers and its advisors to furnish FWI
with such financial and operating data and other
information with respect to the business and
properties of KS and its Subsidiaries and to
discuss with FWI and its authorized
representatives the affairs of KS and its
Subsidiaries, as FWI may from time to time
reasonably request.
7.2	Exclusivity. From the date hereof until the earlier
of the Closing or the termination of this Agreement,
KS shall not solicit or negotiate or enter into any
agreement with any other Person with respect to or in furtherance of any proposal for a merger or business combination involving, or acquisition of any interest in, or (except in the ordinary course of business)
sale of assets by, KS except for the acquisition of
the Shares by FWI.
7.3	Publicity. Between the date of this Agreement and the
Closing Date, KS and FWI shall, and KS and FWI shall
cause FWI to, discuss and coordinate with respect to
any public filing or announcement or any internal or
private announcement (including any general
announcement to employees) concerning the
contemplated transaction.
7.4	Confidentiality. Prior to the Closing Date (or at any
time if the Closing does not occur) FWI shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with the transactions contemplated hereby) all non-public information obtained by FWI pursuant to Section 7.1. Following the Closing, KS shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with preparing Tax Returns and conducting proceedings relating to Taxes) any nonpublic information relating to FWI and its Subsidiaries. This Section 7.7 shall not be violated by disclosure pursuant to court order or as otherwise required by law, on condition that notice of the requirement for such disclosure is given the other party prior to making any disclosure and the party subject to such requirement cooperates as the other may reasonably request in resisting it. If the Closing does not occur, FWI shall return to KS, or destroy, all information it shall have received from KS or in connection with this Agreement and the transactions contemplated hereby, together with any copies or summaries thereof or extracts there from.
KS and FWI shall use their best efforts to cause their respective representatives, employees, attorneys, accountants and advisors to whom information is disclosed pursuant to Sections 7.1 and
7.6 to comply with the provisions of this Section
7.7.

8.	Conduct of KS's Business Prior to the Closing.
8.1	Operation in Ordinary Course. Between the date of
this Agreement and the Closing Date, KS shall cause
KS and its Subsidiaries to conduct their businesses
in all material respects in the ordinary course.
8.2	Business Organization. Between the date of this
Agreement and the Closing Date, KS shall use its
reasonable efforts, and shall cause KS and each of
its Subsidiaries to use its respective reasonable
efforts, to
(a)Preserve substantially intact the business
organization of KS and each of its
Subsidiaries and keep available the services
of the present Officers and employees of KS
and each of its Subsidiaries, and
(b)Preserve in all material respects the present
business relationships and good will of KS and
each of its Subsidiaries.
8.3	Corporate Organization. Between the date of this
Agreement and the Closing Date, neither FWI or KS
shall not cause or permit any amendment of the
certificate of incorporation or by-laws (or other
governing instrument) of KS or any of its
Subsidiaries, and shall cause KS Inc. and each of its
Subsidiaries not to:
(a)Issue, sell or otherwise dispose of any of its
Equity Securities, or    create, sell or
otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the issuance, sale or disposition of any of its Equity Securities
(b)Sell or otherwise dispose of any Equity
Securities of KS or any of its Subsidiaries, or create or suffer to be created any Encumbrance thereon, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the sale or disposition of any Equity Securities of KS or any of its Subsidiaries;
(c)Reclassify, split up or otherwise change any of its Equity Securities
(d)Be party to any merger, consolidation or other business combination
(e)Sell, lease, license or otherwise dispose of any of its properties or assets (including, but not limited to rights with respect to patents and registered trademarks, copyrights or other proprietary rights), in an amount which is material to the business or financial condition of KS and its Subsidiaries, taken as a whole, except in the ordinary course of business.

9.	Survival of Representations and Warranties;
Indemnification.
9.1	Survival. No representation or warranty contained in
this Agreement or in any certificate or document
delivered pursuant hereto shall survive the Closing,
except for those contained in Sections 5.1, 5.2 and
5.3(only as to KS), 6.1, 6.2, 6.3, 6.4, 6.5, 6.6, 6.7
and 6.8 (the "Surviving Representations and
Warranties ").
9.2	Indemnification by KS. KS shall indemnify and hold
harmless FWI and shall reimburse FWI for, any loss, liability, damage or expense (including reasonable attorneys fees) (collectively, "Damages") arising
from or in connection with
(a)Any inaccuracy in any of the Surviving
Representations and Warranties of KS in this
Agreement or
(b)Any failure by KS to perform or comply with any
agreement in this Agreement.
9.3	Indemnification by FWI. FWI shall indemnify and hold
harmless KS, and shall reimburse KS for, any loss, liability, damage or expense (including reasonable attorneys fees) (collectively, "Damages") arising from or in connection with
(a)Any inaccuracy in any of the Surviving
Representations and Warranties of FWI in this Agreement,
(b)Any failure by FWI to perform or comply with any agreement in this Agreement, except that after the Closing no claim shall be made with respect to the failure to perform or comply with any agreement required to have been performed or complied with prior to the Closing Date, and
 (c)Any payments made by KS after the Closing pursuant to any guaranty by KS of any obligation of FWI or any of its Subsidiaries (other than as contemplated by Section 2.4). FWI shall use its best efforts to obtain KS's release from any such guaranties.

10.	Termination.
	Termination. This Agreement may be terminated before
the Closing occurs only as follows:
(a)By written agreement of KS and FWI at any time.
(b)By KS, by notice to FWI at any time, if one or
more of the conditions specified in Section 4 is
not satisfied at the time at which the Closing
(as it may be deferred pursuant to Section 2.1)
would otherwise occur or if satisfaction of such
a condition is or becomes impossible.
(c)By FWI, by notice to KS at any time, if one or
more of the conditions specified in Section 3 is
not satisfied at the time at which the Closing (as
it may be deferred pursuant to Section 2.1), would
otherwise occur of if satisfaction of such a
condition is or becomes impossible.
(d)	By FWI or KS, by notice to the other at any time
prior to October 31, 2003.

10.1	Effect of Termination.
If this Agreement is terminated pursuant to Section 10(a), this Agreement shall terminate without any liability or further obligation of any party to another.

11.	Notices.
All notices, consents, assignments and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when;
(a)Delivered by hand,
(b)Sent by telex or telecopier (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or
(c)Received by the delivery service (receipt requested), in each case to the appropriate addresses, telex numbers and telecopier numbers set forth below (or to such other addresses, telex numbers and telecopier numbers as a party may designate as to itself by notice to the other parties).

If to KS:			 		If to FWI:

The Kart Store Inc.			FilmWorld International Inc.
2251 N. Rampart Blvd. #323		50 West Liberty Street,
Las Vegas, Nevada 89128 		Suite 880
 			Reno, Nevada 89501

 12.	Miscellaneous.
12.1	 Expenses. Each party shall bear its own expenses
incident to the preparation, negotiation, execution
and delivery of this Agreement and the performance of
its obligations hereunder.
12.2 Captions. The captions in this Agreement are for
convenience of reference only and shall not be given
any effect in the interpretation of this agreement.
12.3	 No Waiver. The failure of a party to insist upon
strict adherence to any term of this Agreement on any
occasion shall not be considered a waiver or deprive
that party of the right thereafter to insist upon
strict adherence to that term or any other term of
this Agreement. Any waiver must be in writing.
12.4	 Exclusive Agreement; Amendment. This Agreement
supersedes all prior agreements among the parties
with respect to its subject matter and is intended
(with the documents referred to herein) as a complete
and exclusive statement of the terms of the agreement
among the parties with respect thereto and cannot be
changed or terminated orally.
12.5 Counterparts. This Agreement may be executed in two
or more counterparts, each of which shall be
considered an original, but all of which together
shall constitute the same instrument.
12.6 Governing Law. This Agreement and (unless otherwise
provided) all amendments hereof and waivers and
consents hereunder shall be governed by the internal
law of the State of Nevada, without regard to the
conflicts of law principles thereof.
12.7	 Binding Effect. This Agreement shall inure to the
benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that neither party may assign its rights or obligations hereunder without the written consent of the other.

				FilmWorld International Inc.

By:/s/Alexander H. Walker, Jr.
	                     Alexander H. Walker, Jr., President

The Kart Store Inc.

By: /s/Paul Gastwirth
    Exchange Agent for Shareholders
	                      The Kart Store



SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Karting International Inc.
(Registrant)

Date: November 25, 2003

By: /s/Paul Gastwirth
    Paul Gastwirth, President


  Such shares are beneficially owned. All such shares are registered in the name of Fastraxx Holding Corp., which is owned and controlled equally by Paul Gastwirth and Geoffrey Levy. Accordingly, 3,750,000 shares are reported under Mr. Gastwirth's name and 3,750,000 shares share are reported under Mr. Levy's name.

  Such shares are beneficially owned. All such shares are registered in the name of Fastraxx Holding Corp., which is owned and controlled equally by Paul Gastwirth and Geoffrey Levy. Accordingly, 3,750,000 shares are reported under Mr. Gastwirth's name and 3,750,000 shares share are reported under Mr. Levy's name.

  Such shares are beneficially owned. All such shares are registered in the name of Fastraxx Holding Corp., which is owned and controlled equally by Paul Gastwirth and Geoffrey Levy. Accordingly, 3,750,000 share are reported under Mr. Gastwirth's name and 3,750,000 shares share are reported under Mr. Levy's name. 100,000 shares of such amount are registered in the name of Lori Levy ITF Natalie Levy, a minor, and 100,000 shares are registered in the name of Lori Levy ITF, Hannah Levy, a minor. Lori Levy is the wife of Geoffrey Levy.